MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited annual consolidated financial statements of Harvest Operations Corp. (“Harvest”, “we”, “us”, “our” or the “Company”) for the year ended December 31, 2013 together with the accompanying notes. The information and opinions concerning the future outlook are based on information available at March 6, 2014.

Effective January 1, 2013, Harvest adopted new and amended accounting standards, described in the “Critical Accounting Estimates” section of this MD&A and in note 4 of the audited annual consolidated financial statements for the year ended December 31, 2013. The retroactive application of these standards resulted in certain restatements in the 2012 comparative financial statements. The comparative financial information in this MD&A reflect such restated amounts and are consistent with the December 31, 2013 annual financial statements.

In this MD&A, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Tabular amounts are in millions of dollars, except where noted. All financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board except where otherwise noted.

Natural gas volumes are converted to barrels of oil equivalent (“boe”) using the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel of oil (“bbl”). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties.

Additional information concerning Harvest, including its audited annual consolidated financial statements and Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

ADVISORY
This MD&A contains non-GAAP measures and forward-looking information about our current expectations, estimates and projections. Readers are cautioned that the MD&A should be read in conjunction with the “Non-GAAP Measures” and “Forward-Looking Information” sections at the end of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	49,154	58,228	52,473	59,327
Average realized price
Oil and NGLs ($/bbl)(2)	70.68	68.50	75.49	72.39
Gas ($/mcf)(2)	3.86	3.44	3.46	2.58
Operating netback prior to hedging ($/boe)(1)	26.10	30.61	29.31	28.46
Operating income (loss)	2.3	36.1	(16.6)	(12.7)
Cash contribution from operations(1)	119.5	160.4	518.2	581.9
Capital asset additions (excluding acquisitions)	108.5	88.2	322.3	447.5
Property and business acquisitions (dispositions), net	(27.5)	(80.8)	(155.6)	(84.3)
Net wells drilled	22.2	12.8	84.1	100.9
Net undeveloped land additions (acres)(3)	18,595	39,543	50,651	131,394

BLACKGOLD OIL SANDS
Capital asset additions	128.1	44.4	444.5	164.1
Net wells drilled	–	4.0	–	30.0

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	92,339	114,065	98,081	103,355
Average refining gross margin (US$/bbl)(1)	2.50	6.43	1.07	4.87
Operating loss	(506.4)	(566.0)	(691.1)	(680.2)
Cash deficiency from operations(1)	(32.3)	(3.0)	(152.4)	(41.7)
Capital asset additions	18.1	21.5	53.2	54.2

NET LOSS(4)	(517.8)	(536.7)	(781.9)	(721.0)

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Includes lands acquired in business combinations.
(4)	Net loss includes the consolidated operating results of Harvest’s operating segments.

REVIEW OF OVERALL PERFORMANCE
Harvest is an energy company with a petroleum and natural gas business focused on the exploration, development and production of assets in western Canada (“Upstream”), an oil sands project under construction and development in northern Alberta (“BlackGold”), and a refining and marketing business focused on the operation of a medium gravity sour crude oil hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”). Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). Our earnings and cash flow from operating activities are largely determined by the realized prices for our crude oil and natural gas production as well as refined product crack spreads.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Upstream

  Sales volumes for the fourth quarter and year ended December 31, 2013 decreased by 9,074 boe/d and 6,854 boe/d, respectively, as compared to the same periods in 2012. The decreases were primarily due to natural declines, smaller 2012 and 2013 capital drilling programs and dispositions of certain non-core producing properties in the most recent five quarters.
  Operating netback prior to hedging for the fourth quarter of 2013 was $26.10/boe, a decrease of $4.51/boe from 2012 mainly due to higher operating expense and royalties per boe, partially offset by higher average realized prices. Operating netback prior to hedging for the year ended December 31, 2013 was $29.31/boe, an increase of $0.85/boe from 2012 mainly due to higher average realized prices, partially offset by higher operating expenses per boe.
  Cash contribution from Harvest’s Upstream operations for the fourth quarter and year ended December 31, 2013, decreased $40.9 million and $63.7 million, respectively, mainly driven by lower sales volumes and changes in operating netback per boe.
  Operating income was $2.3 million (2012 - $36.1 million) for the fourth quarter of 2013, a decrease of $33.8 million mainly due to a $24.1 asset impairment and the decrease in cash contribution described above, partially offset by the reduction in DD&A expense. Operating loss was $16.6 million (2012 - $12.7 million) for the year ended December 31, 2013, an increase of $3.9 million mainly as a result of decreased cash contribution described above, partially offset by positive variances in non-cash items including DD&A expense and E&E expense.
  Capital asset additions of $108.5 million during the fourth quarter of 2013 mainly related to the drilling, completion and tie-in of wells. Twenty-eight gross wells (22.2 net) were rig-released during the fourth quarter. Capital asset additions of $322.3 million for the year ended December 31, 2013 mainly related to the drilling and tie-in of 96.0 gross (84.1 net) wells which were rig-released year to date.

BlackGold

  Capital asset additions were $128.1 million and $444.5 million for the three months and year ended December 31, 2013, respectively, and mainly related to the construction of the central processing facility (“CPF”).
  As at December 31, 2013, Phase 1 of the project was approximately 92% complete. Phase 1 completion, commissioning of the CPF and first steam are expected in 2014.
  Phase 2 of the project received regulatory and environmental approval in 2013.

Downstream

  Throughput volume averaged 92,339 bbl/d (2012 – 114,065 bbl/d) and 98,081 bbl/d (2012 – 103,355 bbl/d) for the three months and year ended December 31, 2013, respectively. The decreased throughput in the current periods is due to a partial catalyst change-out in the fourth quarter and more operational outages experienced throughout 2013.
  Refining gross margin per bbl averaged US$2.50/bbl (2012 - US$6.43/bbl) and US$1.07/bbl (2012 - US$4.87/bbl) for the three months and year ended December 31, 2013, respectively. The decreases in gross margin were mainly due to lower product crack spreads and poorer yield mix.

MANAGEMENT’S DISCUSSION AND ANALYSIS
  Cash deficiency from Harvest’s Downstream operations was $32.3 million (2012 - $3.0 million) and $152.4 million (2012 - $41.7 million) for the fourth quarter and year ended December 31, 2013, respectively. The increases in Downstream’s cash deficiency were mainly due to lower average refining gross margins per bbl as compared to the prior year periods.
  An impairment of PP&E of $458.9 million (2012 – $535.5 million) was recognized in the fourth quarter and year ended December 31, 2013.
  Operating loss totaled $506.4 million (2012 – $566.0 million) for the fourth quarter of 2013, a $59.6 million decrease from 2012 primarily due to the lower impairment of PP&E. Operating loss for the year ended December 31, 2013 was $691.1 million (2012 - $680.2 million) reflecting a lower gross margin, partially offset by a lower impairment of PP&E.

Corporate

  Net loss was $517.8 million and $781.9 million for fourth quarter and year ended December 31, 2013, respectively (2012 - $536.7 million and $721.0 million, respectively). Net loss increased for both periods due to the changes in the operating losses of the Upstream and Downstream segments described above, as well as the unrealized foreign exchange losses and lower income tax recovery during 2013.
  Harvest extended the credit facility maturity date by one year to April 30, 2017.
  Harvest early redeemed, at par, its 7.25% Debentures Due 2014 on April 2, 2013 and its 7.25% Debentures Due 2013 on April 15, 2013. The redemptions were funded using US$390 million of drawings on the US$400 million senior unsecured credit facility.
  On May 14, 2013, Harvest issued 21//8% US$630 million senior unsecured notes due May 14, 2018, that are unconditionally and irrevocably guaranteed by KNOC. The proceeds were used to repay the senior unsecured credit facility and early redeem, at par, the 7.50% Debentures Due 2015.
  On October 18, 2013, the borrowing capacity of the credit facility was increased from $800.0 million to $1.0 billion.
  On December 30, 2013 Harvest entered into a five year $200 million subordinated loan agreement with KNOC and borrowed $80.0 million thereunder. On February 28, 2014, Harvest borrowed an additional $80.0 million under the subordinated loan agreement.

GUIDANCE UPDATE
The following discussion compares Harvest’s actual results for the year 2013 to the guidance previously disclosed in the interim MD&A for the three and nine months ended September 30, 2013:

Upstream

  Annual production was expected to average 53,100 boe/d as compared to the actual production of 52,473 boe/d. The 627 boe/d production shortfall is mainly due to property dispositions and third-party facility constraints occurring in the fourth quarter of 2013.
  The forecasted capital expenditure for the fourth quarter of 2013 was $110 million and the actual amount was $108.5 million. The capital budget for the year 2013 was increased by $13 million on December 10, 2013 to $357 million, $322.3 million was utilized for various capital development projects, $19.5 million was spent on decommissioning and environmental remediation and the unspent remainder was intended for the winter drilling program which was delayed by regulatory approvals.

MANAGEMENT’S DISCUSSION AND ANALYSIS
  Harvest expected to drill 97 gross wells in 2013 and the actual amount was 96 gross wells.
  Operating expense was targeted to be $17.50/boe for the year 2013. The actual expense was $18.05/boe, with the increase cost due to higher than expected well servicing, repairs and maintenance activities and processing and other fees.

BlackGold

  On December 10, 2013 the capital budget was increased to $353 million from $315 million for 2013. Cash additions on the project in 2013 was $353.2 million ($444.5 million recorded on the balance sheet, less non-cash additions of $71.5 million and capitalized interest of $19.8 million). Harvest’s 2013 capital expenditures were greater than the initial forecast amount due to increased costs as a result of labor shortages, inclement weather and a revised completion schedule.

Downstream

  The 2013 capital budget was $55 million and the actual amount spent was $53.2 million.
  Throughput volume for the year 2013 was expected to average 95,000 bbl/d and the actual amount was 98,081 bbl/d. The additional 3,081 bbl/d experienced for the year is due to less refinery down- time than expected.
  Operating and purchased energy costs were expected to be below $7.00/bbl for the year 2013. Actual costs were $6.68/bbl.

MANAGEMENT’S DISCUSSION AND ANALYSIS

UPSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
FINANCIAL
Petroleum and natural gas sales(1)	260.7	291.3	1,101.7	1,193.5
Royalties	(37.5)	(35.7)	(153.9)	(164.6)
Revenues	223.2	255.6	947.8	1,028.9
Expenses
Operating	82.3	77.4	345.6	359.0
Transportation and marketing	6.4	5.9	22.6	22.2
Realized gains on risk management contracts(2)	(0.6)	(2.6)	(4.9)	(1.6)
Operating netback after hedging(3)	135.1	174.9	584.5	649.3
General and administrative	16.5	18.2	68.1	65.0
Depreciation, depletion and amortization	113.4	145.3	530.0	579.5
Exploration and evaluation	0.7	0.2	12.3	24.9
Impairment of property, plant and equipment	24.1	–	24.1	21.8
Unrealized losses on risk management contracts(4)	1.6	0.1	0.5	1.1
Gains on disposition of property, plant and equipment	(23.5)	(25.0)	(33.9)	(30.3)
Operating income (loss)	2.3	36.1	(16.6)	(12.7)

Capital asset additions (excluding acquisitions)	108.5	88.2	322.3	447.5
Property and business acquisitions (dispositions), net	(27.5)	(80.8)	(155.6)	(84.3)
Decommissioning and environmental remediation expenditures	7.4	4.3	19.4	20.2
OPERATING
Light / medium oil (bbl/d)	10,820	13,817	11,671	13,889
Heavy oil (bbl/d)	16,348	18,402	16,905	19,506
Natural gas liquids (bbl/d)	4,607	6,084	5,345	5,535
Natural gas (mcf/d)	104,269	119,554	111,313	122,385
Total (boe/d)	49,154	58,228	52,473	59,327

(1)	Includes the effective portion of Harvest’s realized natural gas and crude oil hedges.
(2)

Realized (gains) losses on risk management contracts include the settlement amounts for power, crude oil and foreign exchange derivative contracts, excluding the effective portion of realized (gains) losses from Harvest’s designated accounting hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(4)

Unrealized (gains) losses on risk management contracts reflect the change in fair value of derivative contracts that are not designated as accounting hedges and the ineffective portion of changes in fair value of designated hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commodity Price Environment

	Three Months Ended				Year Ended
	December 31				December 31
	2013	2012	Change		2013	2012	Change
West Texas Intermediate (“WTI”) crude oil (US$/bbl)	97.46	88.18	11%		97.97	94.21	4%
West Texas Intermediate crude oil ($/bbl)	102.30	87.42	17%		100.95	94.12	7%
Edmonton light sweet crude oil ($/bbl)	86.49	83.98	3%		93.04	86.15	8%
Western Canadian Select (“WCS”) crude oil ($/bbl)	68.41	69.43	(1%	)	74.97	73.09	3%
AECO natural gas daily ($/mcf)	3.53	3.21	10%		3.17	2.39	33%
U.S. / Canadian dollar exchange rate	0.953	1.009	(6%	)	0.971	1.001	(3%	)

Differential Benchmarks
WCS differential to WTI ($/bbl)	33.89	17.99	88%		25.98	21.03	24%
WCS differential as a % of WTI	33.1%	20.6%	61%		25.7%	22.3%	15%

The average WTI benchmark price for 2013 increased 11% from the fourth quarter of 2012 and increased 4% from the year ended December 31, 2012. The average Edmonton light sweet crude oil price (“Edmonton Light”) increased 3% in the fourth quarter and 8% for the year ended December 31, 2013 mainly due to the increase in the WTI price, the change in the light sweet differential and the strengthening of the U.S. dollar against the Canadian dollar as compared to the prior year periods.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil production and inventories, pipeline and rail capacity to deliver heavy crude to U.S. markets and the seasonal demand for heavy oil. The WCS price changes for the fourth quarter and full year 2013 as compared to the prior year periods were mainly a result of the increase in the WTI price, the strengthening of the US dollar and the widening of the WCS differential to WTI.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Commodity Prices

	Three Months Ended				Year Ended
	December 31				December 31

	2013	2012	Change		2013	2012	Change
Light to medium oil prior to hedging ($/bbl)	79.67	76.42	4%		85.38	80.17	6%
Heavy oil prior to hedging ($/bbl)	68.03	67.66	1%		74.37	71.35	4%
Natural gas liquids ($/bbl)	58.97	53.06	11%		57.44	56.54	2%
Natural gas prior to hedging ($/mcf)	3.86	3.44	12%		3.46	2.58	34%
Average realized price prior to hedging ($/boe)(1)	54.01	52.82	2%		56.58	53.60	6%

Light to medium oil after hedging ($/bbl)(2)	79.67	82.96	(4%	)	85.38	86.00	(1%	)
Heavy oil after hedging ($/bbl)(2)	74.51	67.66	10%		73.84	71.35	3%
Natural gas after hedging ($/mcf)(2)	3.94	3.44	15%		3.63	2.58	41%
Average realized price after hedging ($boe)(1) (2) (3)	56.34	54.38	4%		56.78	54.97	3%

(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.
(3)	Natural gas liquids prices are not hedged but are included in the average realized price after hedging.

Harvest’s realized prices prior to hedging for light to medium oil, heavy oil and natural gas generally trend with the Edmonton Light, WCS and AECO benchmark prices, respectively. For the three months and year ended December 31, 2013, the period-over-period variances and movements in these realized prices were consistent with the changes in the related benchmarks.

Natural gas liquids realized prices increased by 11% for the fourth quarter of 2013 and 2% for the full year 2013 as compared to the same periods in 2012. The increases mainly reflect the changes in condensate, pentane and propane commodity prices from 2012.

In order to mitigate the risk of fluctuating cash flows due to natural gas and crude oil price volatility, Harvest entered into AECO and WCS derivative contracts. Including the impact from the AECO hedges, Harvest’s realized gas prices increased by $0.08/mcf (2012 – $nil) in the fourth quarter of 2013 and $0.17/mcf (2012 -$nil) for the full year 2013. Harvest’s realized heavy oil prices increased by $6.48/bbl (2012 - $nil) in the fourth quarter of 2013 and decreased $0.53/bbl (2012 - $nil) for the full year 2013 as a result of the WCS hedges. There were no light to medium crude oil hedges during 2013, but in the prior year Harvest earned a $6.54/bbl and $5.83/bbl increase in realized light to medium oil price in the fourth quarter and full year 2012, respectively. Please see “Cash Flow Risk Management” section in this MD&A for further discussion with respect to the cash flow risk management program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest's light/medium oil prices vs. Edmonton Light Sweet Crude vs. WTI
$110
$100
$90
$80
$70
$60
$50
$/bbl
WTI (US$/bbl)
Edmonton Light ($/bbl)
Harvest's light/medium oil prior to hedging ($/bbl)
J F M A M J J A S O N D J F M A M J J A S O N D
2012
2013

Harvest's heavy oil prices vs. WCS
$100
$90
$80
$70
$60
$50
$40
$30
$/bbl
WCS ($/bbl)
Harvest's heavy oil prior to hedging ($/bbl)
J F M A M J J A S O N D J F M A M J J A S O N D
2012
2013

Harvest's NGL prices vs. Edmonton Light Sweet Crude
$110
$100
$90
$80
$70
$60
$50
$40
$30
$/bbl
Edmonton Light ($/bbl)
Harvest's NGL ($/bbl)
J F M A M J J A S O N D J F M A M J J A S O N D
2012
2013

Harvest's gas prices vs. AECO daily
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$/mcf
AECO daily ($/mcf)
Harvest's gas prior to hedging ($/mcf)
J F M A M J J A S O N D J F M A M J J A S O N D
2012
2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales Volumes

	Three Months Ended December 31
	2013		2012
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	10,820	22%	13,817	24%	(22%	)
Heavy oil (bbl/d)	16,348	33%	18,402	32%	(11%	)
Natural gas liquids (bbl/d)	4,607	9%	6,084	10%	(24%	)
Total liquids (bbl/d)	31,775	64%	38,303	66%	(17%	)
Natural gas (mcf/d)	104,269	36%	119,554	34%	(13%	)
Total oil equivalent (boe/d)	49,154	100%	58,228	100%	(16%	)

	Year Ended December 31
	2013		2012
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	11,671	22%	13,889	23%	(16%	)
Heavy oil (bbl/d)	16,905	32%	19,506	33%	(13%	)
Natural gas liquids (bbl/d)	5,345	10%	5,535	9%	(3%	)
Total liquids (bbl/d)	33,921	64%	38,930	65%	(13%	)
Natural gas (mcf/d)	111,313	36%	122,385	35%	(9%	)
Total oil equivalent (boe/d)	52,473	100%	59,327	100%	(12%	)

Harvest’s average daily sales of light/medium oil decreased 22% and 16% for the fourth quarter and full year 2013 as compared to 2012. The decreases were due to natural declines, a lower level of drilling activity in both 2012 and 2013 and the disposition of non-core properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Heavy oil sales for the fourth quarter and full year 2013 decreased 11% and 13%, respectively, from the same periods in 2012 due to the same reasons as the light/medium oil, as well as an outage of a major oil battery in Alberta.

Natural gas sales during the fourth quarter and full year 2013 decreased 13% and 9%, respectively, from the same periods in 2012. The decreases were due to natural declines, property dispositions and facility turnarounds, partially offset by the results of development drilling in the liquids-rich Deep Basin area.

Natural gas liquids sales for the fourth quarter and full year 2013 decreased by 24% and 3%, respectively, from the same periods in 2012. The decreases were due to natural declines and third party facility constraints.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

	Three Months Ended				Year Ended
	December 31				December 31
	2013	2012	Change		2013	2012	Change
Light / medium oil sales after hedging (1)	79.3	105.5	(25%	)	363.7	437.1	(17%	)
Heavy oil sales after hedging (1)	112.1	114.6	(2%	)	455.6	509.4	(11%	)
Natural gas sales after hedging (1)	37.8	37.9	–		147.6	115.7	28%
Natural gas liquids sales	25.0	29.7	(16%	)	112.1	114.5	(2%	)
Other(2)	6.5	3.6	81%		22.7	16.8	35%
Petroleum and natural gas sales	260.7	291.3	(11%	)	1,101.7	1,193.5	(8%	)
Royalties	(37.5)	(35.7)	5%		(153.9)	(164.6)	(7%	)
Revenues	223.2	255.6	(13%	)	947.8	1,028.9	(8%	)

(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices, currency exchange rates and hedging activities. In the fourth quarter of 2013, total petroleum and natural gas sales decreased by 11%, mainly due to the 16% decrease in sales volumes partially offset by the 3% increase in realized prices after hedging activities. For the year ended December 31, 2013, total petroleum and natural gas sales decreased by 8%, mainly due to the 12% decrease in sales volumes partially offset by the 3% increase in realized prices after hedging activities.

Sulphur revenue represented $0.6 million (2012 - $5.0 million) of the total in other revenues for the fourth quarter of 2013 and $8.5 million (2012 - $16.9 million) for the full year 2013.

Royalties
Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and Crown royalties are based on various sliding scales dependent on incentives, production volumes and commodity prices.

For the fourth quarter of 2013, royalties as a percentage of gross revenue averaged 14.4% (2012 – 12.3%). The lower royalty rates in the fourth quarter of 2012 were mainly due to receiving more prior year credits. For the year ended December 31, 2013, royalties as a percentage of gross revenue averaged 14.0% (2012 –13.8%).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating and Transportation Expenses

	Three Months Ended December 31
					$/boe
	2013	$/boe	2012	$/boe	Change
Power and purchased energy	18.6	4.11	21.7	4.06	0.05
Well servicing	11.0	2.44	7.7	1.43	1.01
Repairs and maintenance	12.6	2.78	7.1	1.33	1.45
Lease rentals and property tax	10.1	2.23	11.0	2.05	0.18
Labor - internal	7.0	1.54	7.2	1.35	0.19
Labor - contract	3.7	0.81	4.6	0.85	(0.04)
Chemicals	4.4	0.98	4.1	0.76	0.22
Trucking	3.0	0.66	3.4	0.63	0.03
Processing and other fees	11.2	2.48	7.4	1.37	1.11
Other	0.7	0.17	3.2	0.62	(0.45)
Total operating expenses	82.3	18.20	77.4	14.45	3.75
Transportation and marketing	6.4	1.42	5.9	1.10	0.32

	Year Ended December 31
					$/boe
	2013	$/boe	2012	$/boe	Change
Power and purchased energy	89.1	4.65	79.6	3.67	0.98
Well servicing	49.9	2.60	56.0	2.58	0.02
Repairs and maintenance	51.6	2.70	57.0	2.63	0.07
Lease rentals and property tax	37.3	1.95	38.3	1.76	0.19
Labor - internal	31.8	1.66	31.5	1.45	0.21
Labor - contract	15.3	0.80	19.3	0.89	(0.09)
Chemicals	18.7	0.98	18.0	0.83	0.15
Trucking	13.9	0.72	16.3	0.74	(0.02)
Processing and other fees	36.8	1.92	33.4	1.54	0.38
Other	1.2	0.07	9.6	0.45	(0.38)
Total operating expenses	345.6	18.05	359.0	16.54	1.51
Transportation and marketing	22.6	1.18	22.2	1.02	0.16

Operating expenses for the fourth quarter of 2013 increased by $4.9 million compared to the same period in 2012. The higher operating expenses were mainly attributable to the increase in well servicing, repairs and maintenance activities and processing and other fees, partially offset by the lower cost of Alberta power. Operating costs on a per barrel basis increased by 26% to $18.20/boe for the fourth quarter of 2013 due to lower sales volumes in addition to the aforementioned factors.

Operating expenses for the full year 2013 decreased by $13.4 million compared to the same period in 2012. The lower operating expenses for the full year 2013 were mainly attributable to the impact of asset dispositions and Harvest’s implementation of a cost savings and efficiencies program, partially offset by the increase in the cost of Alberta power and higher processing and other fees. Operating costs on a per barrel basis increased by 9% to $18.05/boe for the full year 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended				Year Ended
		December 31		December 31
($/boe)	2013	2012	Change	2013	2012	Change
Power and purchased energy costs	4.11	4.06	0.05	4.65	3.67	0.98
Realized (gains) losses on electricity risk management contracts	0.06	–	0.06	(0.16)	–	(0.16)
Net power and purchased energy costs	4.17	4.06	0.11	4.49	3.67	0.82
Alberta Power Pool electricity price ($/MWh)	48.39	78.80	(30.41)	79.95	64.29	15.66

Power and purchased energy costs, comprised primarily of electric power costs, represented approximately 23% (2012 – 28%) of total operating expenses for the fourth quarter of 2013. The increase in power and purchased energy costs per boe in the fourth quarter of 2013 was mainly attributable to the fixed portion of power-related costs over lower sales volumes, partially offset by a lower average Alberta electricity price. The increase in power and purchased energy costs per boe for the year ended December 31, 2013 was mainly attributable to the fixed portion of power-related costs over lower sales volumes and a higher average Alberta electricity price. Harvest did not have any risk management contracts relating to electricity during 2012.

Transportation and marketing expenses relate primarily to delivery of natural gas to the Nova Gas Transmission Limited System and the cost of trucking crude oil to pipeline or rail receipt points. As a result, the total dollar amount of costs generally fluctuates in relation to sales volumes. In 2013, additional oil trucking costs were incurred in 2013 due to the outage of a major oil battery in Alberta and higher gas transportation costs were incurred in the Deep Basin area. As such, despite the lower volumes for the fourth quarter of 2013, transportation and marketing expenses increased by $0.5 million and for the full year 2013 increased $0.4 million as compared to the same periods in 2012.

Operating Netback(2)

	Three Months Ended				Year Ended
		December 31			December 31
			$/boe			$/boe
($/boe)	2013	2012	Change	2013	2012	Change
Petroleum and natural gas sales prior to hedging(1)	54.01	52.82	1.19	56.58	53.60	2.98
Royalties	(8.29)	(6.66)	(1.63)	(8.04)	(7.58)	(0.46)
Operating expenses	(18.20)	(14.45)	(3.75)	(18.05)	(16.54)	(1.51)
Transportation and marketing	(1.42)	(1.10)	(0.32)	(1.18)	(1.02)	(0.16)
Operating netback prior to hedging(2)	26.10	30.61	(4.51)	29.31	28.46	0.85
Hedging gains (loss) (3)	2.47	1.87	0.60	0.47	1.38	(0.91)
Operating netback after hedging(2)	28.57	32.48	(3.91)	29.78	29.84	(0.06)

(1)	Excludes miscellaneous income not related to oil and gas production
(2)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(3)	Hedging gains include the settlement amounts for natural gas, crude oil and power contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative (“G&A”) Expenses

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
G&A	16.5	18.2	68.1	65.0
G&A ($/boe )	3.65	3.40	3.56	2.99

For the fourth quarter of 2013, G&A expenses decreased $1.7 million from same period in the prior year. For the full year 2013, G&A expenses increased by $3.1 million compared to the same period in the prior year, mainly due to higher consulting fees. Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense.

Depletion, Depreciation and Amortization (“DD&A”) Expenses

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
DD&A	113.4	145.3	530.0	579.5
DD&A ($/boe)	25.08	27.12	27.67	26.69

DD&A expenses for the fourth quarter and year ended December 31, 2013 decreased by $31.9 million and $49.5 million, respectively, as compared to the same periods in 2012. The decreases are mainly due to the change in Harvest’s DD&A accounting estimate, as well as lower sales volumes. See the “Critical Accounting Estimates” section of this MD&A for a description of the change in estimate affecting the depletion calculation.

Impairment of Property, Plant and Equipment
For the fourth quarter and year ended December 31, 2013, Harvest recognized an impairment loss of $24.1 million (first quarter and year ended December 31, 2012 – $21.8 million) against PP&E relating to certain gas properties in the South Alberta gas CGU, which was triggered by reserves write-down as a result of lower forecast development activities, a decline in the long-term gas prices and reduced estimates of recoverable NGLs from the CGU. The recoverable amount was based on the assets’ value-in-use (“VIU”), estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 8% (2012 – 10%). Please refer to note 9 of the December 31, 2013 consolidated financial statements for further discussion

Property Dispositions
During the fourth quarter of 2013, Harvest sold certain non-core oil and gas assets with approximately 600 boe/d of production in Alberta, for cash proceeds of $53.4 million. The transactions resulted in a gain of $23.5 million, which is recognized in the consolidated statements of comprehensive loss.

During the year ended December 31, 2013, Harvest sold certain non-core oil and gas assets with approximately 2,500 boe/d of production, for cash proceeds of $173.9 million. The transactions resulted in a gain of $33.9 million, which is recognized in the consolidated statements of comprehensive loss.

Harvest continues with the process of marketing non-core properties for sale, to high-grade its asset portfolio and to monetize some of its assets. The impact to future production from the future dispositions is difficult to predict, given the occurrence and the timing of the transactions cannot be determined with a high level of certainty. The proceeds from any dispositions may be used to manage Harvest’s liquidity and to fund future development of core assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Asset Additions

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
Drilling and completion	62.1	45.5	180.9	236.6
Well equipment, pipelines and facilities	28.8	32.9	100.8	159.1
Geological and geophysical	5.9	0.9	14.4	9.7
Land and undeveloped lease rentals	3.5	5.1	6.6	21.8
Corporate	2.1	0.2	4.6	1.5
Other	6.1	3.6	15.0	18.8
Total additions excluding acquisitions	108.5	88.2	322.3	447.5

Total capital additions were lower for year ended December 31, 2013 compared to 2012 due to a lower capital budget for the current year. Harvest’s capital expenditures in the fourth quarter related to the remainder of the 2013 drilling program as well as the acceleration of the 2014 drilling program, including well completions, equipping and tie-ins.

The following table summarizes the wells drilled by Harvest and the related drilling and completion costs incurred in the period. A well is recorded in the table as having being drilled after it has been rig-released, however related drilling costs may be incurred in a period before a well has been spud (including survey, lease acquisition and construction costs) and related completion costs may be incurred in a period afterwards, depending on the timing of the completion work.

	Three Months Ended				Year Ended
		December 31, 2013			December 31, 2013
			Drilling and			Drilling and
Area	Gross	Net	completion	Gross	Net	completion
Red Earth	6.0	5.7	$25.3	13.0	12.7	$47.5
Hay River	2.0	2.0	4.6	28.0	28.0	37.0
Deep Basin	1.0	0.4	10.8	5.0	3.0	34.0
Western Alberta	5.0	0.6	3.9	13.0	4.6	18.4
Heavy Oil	9.0	9.0	9.3	17.0	17.0	16.6
Suffield	–	–	1.0	6.0	6.0	10.2
SE Saskatchewan	4.0	4.0	4.5	8.0	8.0	8.8
Cecil	1.0	0.5	1.8	4.0	3.5	7.1
Other areas	–	–	0.9	2.0	1.3	1.3
Total	28.0	22.2	$62.1	96.0	84.1	$180.9

During 2013, Harvest continued to concentrate its drilling activities in its five core growth areas: Cecil, Deep Basin, Hay River, Red Earth and SE Saskatchewan; supplemented with drilling in the strategic revenue generating areas in Western Alberta and the Heavy Oil area. The primary areas of focus for Harvest’s Upstream drilling program are as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS
  Cecil – targeting existing and new oil pools in both the Cecil and Royce fields in the Peace River Arch;
  Deep Basin – participating or drilling deep, horizontal multi-stage fractured wells to develop the liquids-rich Falher and Montney liquids-rich gas formations;
  Hay River – pursuing heavy gravity oil in the Bluesky formation using multi-leg horizontal oil wells;
  Red Earth – activities are spread across the Loon Lake, Gift, Evi and Golden areas targeting light oil formations primarily in the Slave Point and also the Gilwood;
  SE Saskatchewan – horizontal light oil wells pursuing the Tilston and Souris Valley formations;
  Western Alberta – activities spread across several fields with recent efforts targeting mainly the Cardium, Glauconite, Ostracod, and Notikewin formations;
  Heavy Oil area – horizontal heavy oil wells in the Lloydminster region of Alberta into the, McLaren, Lloydminster, GP and Sparky formations.

Decommissioning Liabilities
Harvest’s Upstream decommissioning liabilities at December 31, 2013 were $709.4 million (December 31, 2012 - $709.3 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. The total of the decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

Goodwill
Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At December 31, 2013, Harvest had $379.8 million (December 31, 2012 - $391.8 million) of goodwill on the balance sheet related to the Upstream segment, a decrease of $12.0 million as a result of a disposition of certain oil and gas properties (see the “Property Dispositions” section above). The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount.

BLACKGOLD OIL SANDS

Capital Asset Additions

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
Drilling and completion	5.3	5.5	13.7	56.6
Well equipment, pipelines and facilities	111.4	34.7	404.0	93.1
Geological and geophysical	0.5	0.1	0.6	1.1
Pre-operating costs	0.6	–	0.6	–
Other	10.2	4.1	25.6	13.3
Total BlackGold additions	128.1	44.4	444.5	164.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the fourth quarter of 2013, Harvest invested $112.2 million on the CPF. As at December 31, 2013, the overall oil sands project was approximately 92% complete.

Oil Sands Project Development
Harvest is developing its BlackGold oil sands CPF under the engineering, procurement and construction (“EPC”) contract. Expected total costs under the EPC contract have been revised upwards to approximately $650 million from an earlier estimate of $590 million due to increased costs as a result of labor shortages, inclement weather and a revised completion schedule. Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at December 31, 2013, Harvest recognized a liability of $76.2 million (December 31, 2012 - $4.7 million) using a discount rate of 4.5% (December 31, 2012 - 4.5%). Non-cash capital additions are recognized in well equipment, pipelines and facilities as the work is performed and the related deferred EPC liability is recognized. For the fourth quarter and year-ended December 31, 2013, $5.5 million and $71.5 million, respectively, of non-cash additions were recorded relating to the EPC contract (2012 – $1.3 million and $4.7 million, respectively).

Initial drilling of 30 steam assisted gravity drainage (“SAGD”) wells (15 well pairs) was completed by the end of 2012. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d. Detailed engineering of Phase 1 has been completed. Preliminary construction has been substantially completed, including the building of the CPF plant site, the placement of site equipment and pipe rack module installation. Piping and cabling of the CPF are now ongoing. Commissioning of the CPF and first steam is anticipated in the fourth quarter of 2014. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, received all required regulatory approvals in 2013.

As at December 31, 2013, Harvest has incurred costs of $551.7 million on the EPC contract. After the accounting impact of the deferred liability described above, Harvest has recorded $531.6 million of costs for the EPC contract and has recorded $730.9 million of costs on the entire project since acquiring the BlackGold assets in 2010.

The BlackGold project faces similar cost and schedule pressures as other oil sand projects, including shortage of skilled labor and rising costs. “See Operational and Other Business Risks.”

Decommissioning Liabilities
Harvest’s BlackGold decommissioning liabilities at December 31, 2013 were $34.3 million (December 31, 2012 - $19.8 million) relating to the future remediation, abandonment, and reclamation of the SAGD wells and CPF. Please see the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DOWNSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
FINANCIAL
Refined products sales(1)	1,084.2	1,290.3	4,416.9	4,752.1
Purchased products for processing and resale(1)	1,049.2	1,211.1	4,327.4	4,520.3
Gross margin(2)	35.0	79.2	89.5	231.8

Operating expense(3)	31.3	32.0	126.4	121.9
Purchased energy expense	30.7	45.9	106.7	140.7
Marketing expense	1.8	1.3	5.4	4.4
General and administrative	0.1	0.1	0.6	0.6
Depreciation and amortization	18.6	30.4	82.8	108.9
Gain on dispositions of PP&E	-	-	(0.2)	-
Impairment of property, plant and equipment	458.9	535.5	458.9	535.5
Operating loss(2)	(506.4)	(566.0)	(691.1)	(680.2)

Capital expenditures	18.1	21.5	53.2	54.2

OPERATING
Feedstock volume (bbl/d)(4)	92,339	114,065	98,081	103,355

Yield (% of throughput volume)(5)
Gasoline and related products	32%	32%	31%	31%
Ultra low sulphur diesel and jet fuel	37%	40%	37%	40%
High sulphur fuel oil and other	29%	27%	29%	27%
Total	98%	99%	97%	98%

Average refining gross margin (US$/bbl)(6)	2.50	6.43	1.07	4.87

(1)

Refined product sales and purchased products for processing and resale are net of intra-segment sales of $146.1 million and $555.4 million for the three and twelve months ended December 31, 2013 (2012 - $121.9 million and $569.6 million), reflecting the refined products produced by the refinery and sold by the marketing division.

(2)	These are non-GAAP measures; please refer to “Non-GAAP Measures” in this MD&A.
(3)

Operating expense for the three and twelve months ended December 31, 2012 have been increased by $0.3 million and $1.1 million, respectively, as a result of the retroactive application of accounting standard IAS 19R Employee Benefits. See “Changes in Accounting Policies and Estimates” for further discussion.

(4)	Barrels per day are calculated using total barrels of crude oil feedstock and purchased vacuum gas oil.
(5)	Based on production volumes after adjusting for changes in inventory held for resale.
(6)	Average refining gross margin is calculated based on per barrel of feedstock throughput.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Refining Benchmark Prices

	Three Months Ended					Year Ended
		December 31			December 31
	2013	2012	Change		2013	2012	Change
WTI crude oil (US$/bbl)	97.46	88.18	11%		97.97	94.21	4%
Brent crude oil (US$/bbl)	109.36	109.98	(1%	)	108.75	111.67	(3%	)
Argus sour crude index (“ASCI”) (US$/bbl)	95.51	103.58	(8%	)	102.02	106.73	(4%	)
Brent – WTI differential (US$/bbl)	11.90	21.80	(45%	)	10.78	17.46	(38%	)
Brent – ASCI differential (US$/bbl)	13.85	6.40	116%		6.73	4.94	36%
Refined product prices
Platts RBOB (US$/bbl)	112.11	116.81	(4%	)	119.11	124.01	(4%	)
Platts Ultra Low Sulfur Diesel (US$/bbl)	125.49	131.55	(5%	)	125.76	130.23	(3%	)
Platts High Sulphur Fuel Oil (US$/bbl)	91.45	93.67	(2%	)	93.15	99.64	(7%	)
U.S. / Canadian dollar exchange rate	0.953	1.009	(6%	)	0.971	1.001	(3%	)

Summary of Gross Margins

	Three Months Ended December 31
		2013			2012
		Volumes			Volumes
		(million			(million
		bbls)	(US$/bbl)		bbls)	(US$/bbl)
Refinery
Sales
Gasoline products	367.4	3.2	109.76	435.8	3.9	113.33
Distillates	444.0	3.4	125.15	556.3	4.3	130.21
High sulphur fuel oil	190.7	2.1	87.44	234.3	2.6	90.45
Other(1)	48.4	0.4	110.52	31.5	0.3	112.92
Total sales	1,050.5	9.1	110.43	1,257.9	11.1	114.49
Feedstock (2)
Crude oil	911.1	8.1	106.57	1,042.9	9.9	106.76
Vacuum Gas Oil (“VGO”)	38.5	0.4	105.20	74.6	0.6	117.99
Total feedstock	949.6	8.5	106.51	1,117.5	10.5	107.45
Other(3)	78.6			73.6
Total feedstock and other costs	1,028.2			1,191.1
Refinery gross margin(4)	22.3		2.50	66.8		6.43

Marketing
Sales	179.8			154.3
Cost of products sold	167.1			141.9
Marketing gross margin(4)	12.7			12.4

Total gross margin(4)	35.0			79.2

(1)	Includes sales of vacuum gas oil and hydrocracker bottoms.
(2)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(3)	Includes inventory adjustments, additives and blendstocks and purchased product for resale.
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year Ended December 31
		2013			2012
		Volumes			Volumes
		(million			(million
		bbls)	(US$/bbl)		bbls)	(US$/bbl)
Refinery
Sales
Gasoline products	1,446.0	12.3	113.83	1,529.2	12.8	119.42
Distillates	1,833.2	14.5	122.76	2,083.7	16.1	129.24
High sulphur fuel oil	759.3	8.3	89.28	899.8	9.5	95.66
Other(1)	249.4	2.2	109.39	116.0	1.0	113.79
Total sales	4,287.9	37.3	111.60	4,628.7	39.4	117.62
Feedstock (2)
Crude oil	3,645.8	33.4	105.90	3,858.3	35.5	108.79
Vacuum Gas Oil (“VGO”)	270.5	2.4	110.81	274.3	2.3	117.93
Total feedstock	3,916.3	35.8	106.22	4,132.6	37.8	109.36
Other(3)	332.1			312.1
Total feedstock and other costs	4,248.4			4,444.7
Refinery gross margin(4)	39.5		1.07	184.0		4.87

Marketing
Sales	684.4			693.0
Cost of products sold	634.4			645.2
Marketing gross margin(4)	50.0			47.8

Total gross margin(4)	89.5			231.8

(1)	Includes sales of vacuum gas oil and hydrocracker bottoms.
(2)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(3)	Includes inventory adjustments, additives and blendstocks and purchased product for resale.
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Feedstock throughput averaged 92,339 bbl/d in the fourth quarter of 2013, 19% lower than the 114,065 bbl/d average feedstock in the fourth quarter of the prior year, mainly due to the planned two-week shutdown of the isomax unit to complete a partial change-out of the catalyst and the unplanned one-week shutdown of the crude unit in October to repair an exchanger leak. The average throughput rate for the year ended December 31, 2013 was 98,081 bbl/d, a 5% decrease from the 103,055 bbl/d in the prior year. The lower daily average throughput rate for 2013 is a consequence of the isomax and crude unit outages in October, the four-week sulphur recovery unit (“SRU”) and hydrocracker unit outage in July to repair a leak on the SRU reactor, an unplanned two-week outage in February due to a power failure during a storm and reduced rates following this outage due to weak economic conditions in the second quarter.

In the prior year, the average daily feedstock rate was less than the nameplate capacity as a result of an unplanned three-week refinery wide outage due to a SRU operational issue as well as a two-week unplanned partial outage to repair an exchanger leak on the amine unit.

The table below provides a comparison between the product crack spreads realized by Downstream and the benchmark crack spread for the three months and year ended December 31, with both crack spreads referring to the price of Brent crude oil.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended December 31
		2013				2012
	Refinery	Benchmark(1)		Difference	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	3.25	2.75	(2)	0.50	5.88	6.83	(2)	(0.95)
Distillates (US$/bbl)	18.64	16.13	(2)	2.51	22.76	21.57	(2)	1.19
High Sulphur Fuel Oil (US$/bbl)	(19.07)	(17.91	)(3)	(1.16)	(17.00)	(16.31	)(3)	(0.69)

(1)	Benchmark product crack is relative to Brent crude oil
(2)	RBOB benchmark market price sourced from Platts.
(3)	High Sulphur Fuel Oil benchmark market price sourced from Platts. Our high sulphur fuel oil normally contains higher sulphur content than the 3% content reflected in the benchmark price.

	Year Ended December 31
		2013				2012
	Refinery	Benchmark(1)		Difference	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	7.61	10.36	(2)	(2.75)	10.06	12.34	(2)	(2.28)
Distillates (US$/bbl)	16.54	17.01	(2)	(0.47)	19.88	18.56	(2)	1.32
High Sulphur Fuel Oil (US$/bbl)	(17.76)	(15.60	)(3)	(2.16)	(13.70)	(12.03	)(3)	(1.67)

(1)	Benchmark product crack is relative to Brent crude oil
(2)	RBOB benchmark market price sourced from Platts.
(3)	High Sulphur Fuel Oil benchmark market price sourced from Platts. Our high sulphur fuel oil normally contains higher sulphur content than the 3% content reflected in the benchmark price.

Downstream’s product crack spreads are different from the above noted benchmarks due to several factors, including the timing of actual sales and feedstock purchases differing from the calendar month benchmarks, transportation costs, sour crude differentials, quality differentials and variability in the throughput volume over a given period of time. The refinery sales also include products for which market prices are not reflected in the benchmarks. An additional differing factor in 2013 is the cost of renewable identification numbers (“RINS”) that are necessary to meet blending requirements for RBOB gasoline and ultra-low sulphur diesel (“ULSD”) in the US market as mandated by the US government and which such costs have increased significantly over 2012. Although the average RINs cost decreased in the fourth quarter of 2013 to approximately US$1.20/bbl for RBOB gasoline and US$1.50/bbl for ULSD products, second and third quarter costs ranged between US$3.00/bbl and US$3.50/bbl for each product. The average RINs cost for the year ended December 31, 2013 was approximately US$2.50/bbl for RBOB gasoline and US$3.00/bbl for ULSD products compared to US$0.75/bbl and US$0.55/bbl, respectively, in the prior year. Downstream’s crack spreads for gasoline products and distillates in the above tables include the actual cost of RINs whereas the benchmarks do not. For more detail on RINs, see “Operational and Other Business Risks”.

Refinery sales decreased by $207.4 million in the fourth quarter of 2013 from $1,257.9 million in the fourth quarter of 2012 as a result of lower sales volumes mainly due to outages and lower product pricing, partially offset by the strengthening of the U.S. dollar. Sales for the year ended December 31, 2013 have also decreased by $340.8 million from $4,628.7 million in the prior year as a consequence of lower sales volume and lower realized product prices, partially offset by the strengthening of the U.S. dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The refinery gross margin for the three months ended December 31, 2013 decreased 67% as compared to the same period in the prior year. The overall decrease can be attributed to lower realized product crack spreads as a result of current market conditions, lower sales volumes and lower distillates yield in the fourth quarter of 2013 as compared to 2012. Realized product crack spreads for all product groups were lower in the quarter as compared to 2012 as a result of lower market prices and the increased cost of RINs for gasoline and distillates.

The refinery gross margin for the year ended December 31, 2013 decreased 79% as compared to the same period in the prior year. The lower gross margin is a result of decreased product crack spreads combined with lower distillates yield. The lower production and sales in 2013 is mainly the result of the unplanned unit outages during the year. Realized product crack spreads for all product groups were lower for the year due to lower market prices and the increased cost of RINs.

Crude feedstock costs in the fourth quarter of 2013 included higher priced light sweet crudes than in the prior year, partially offset by a widened sour crude differential of US$4.77/bbl (the sour crude differential for the fourth quarter of 2012 was US$3.22/bbl).

Crude feedstock differential for the year ended December 31, 2013 was comparable to that of 2012. Realized sour crude differential of US$3.50/bbl for the year ended December 31, 2013 is US$0.56/bbl higher than the sour crude differential of US$2.94/bbl in the prior year. The widening differential has been offset by higher priced light sweet crudes which comprised 21% of the feedstock crude slate this year. The refinery did not process any sweet crude in 2012. The improved yields normally associated with processing light sweet crudes (higher yield of the high value light end products and a lower yield of the low value heavy products) have been offset by lower distillates yields arising from operational upsets and the reduced rates on the isomax unit for both the fourth quarter and year ended December 31, 2013.

The overall gross margin for the refinery is also impacted by the purchasing of blendstocks to meet summer gasoline specifications, additives to meet product specifications, the build of unfinished saleable products some of which are recorded at a value lower than cost, and inventory write-downs and reversals. These costs are included in “other costs” in the Summary of Gross Margin Table above. The increases of $5.0 million and $20.0 million for the three months and year ended December 31, 2013 respectively are mainly due to the sale and consumption of inventory partly offset by a decrease in purchases of product for local sales and blendstocks.

The gross margin from the marketing operations is comprised of the margin from both the retail and wholesale distribution of gasoline and home heating fuels as well as the revenues from marine services including tugboat revenues and reflects a moderate improvement for the three months and year ended December 31, 2013 as compared to the same periods in 2012.

During the three months and year ended December 31, 2013, the Canadian dollar weakened as compared to the US dollar. The weakening of the Canadian dollar in 2013 has had a positive impact to the contribution from the refinery operations relative to the prior year as substantially all of its gross margin, cost of purchased energy and marketing expense are denominated in U.S. dollars.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Expenses

	Three Months Ended December 31
		2013			2012
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	26.0	5.3	31.3	26.6	5.4	32.0
Purchased energy	30.7	-	30.7	45.9	-	45.9
	56.7	5.3	62.0	72.5	5.4	77.9
($/bbl of feedstock throughput)
Operating cost	3.06	-	-	2.54	-	-
Purchased energy	3.62	-	-	4.37	-	-
	6.68	-	-	6.91	-	-

	Year Ended December 31
		2013			2012
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	104.8	21.6	126.4	101.7	20.2	121.9
Purchased energy	106.7	-	106.7	140.7	-	140.7
	211.5	21.6	233.1	242.4	20.2	262.6
($/bbl of feedstock throughput)
Operating cost	2.92	-	-	2.69	-	-
Purchased energy	2.98	-	-	3.72	-	-
	5.90	-	-	6.41	-	-

The refining operating cost per barrel of feedstock throughput increased by 20% in the fourth quarter of 2013 and 9% for the year ended as compared to the prior year mainly as a result of decreased throughput in 2013.

Purchased energy, consisting of LSFO and electricity, is required to provide heat and power to refinery operations. The purchased energy cost per barrel of feedstock throughput decreased by 17% and 20% respectively during the three months and year ended December 31, 2013 from the same periods of 2012 mainly due to a lower volume of purchased energy as a result of a higher consumption of produced fuel, combined with lower prices and lower throughput rates in 2013.

Capital Assets Additions
Capital asset additions for the three months and year ended December 31, 2013 totaled $18.1 million and $53.2 million respectively (2012 - $21.5 million and $54.2 million respectively), relating to various capital projects including the purchase of a compressor, partial change-out of the isomax catalyst, crude tank recertification and turnaround planning and preparation costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization Expense

	Three Months Ended		Year Ended December 31
	December 31
	2013	2012	2013	2012
Refining	17.7	29.5	79.0	105.3
Marketing	0.9	0.9	3.8	3.6
Total depreciation and amortization	18.6	30.4	82.8	108.9

Depreciation and amortization expense decreased $11.8 million and $26.3 million respectively for the three months and year ended December 31, 2013 as compared to 2012 because of the $535.5 million impairment of refinery property, plant and equipment which occurred in the fourth quarter of 2012. The process units are amortized over an average useful life of 20 to 35 years and turnaround costs are amortized to the next scheduled turnaround.

Decommissioning Liabilities
Harvest’s Downstream decommissioning liabilities result from the ownership of the refinery and marketing assets. At December 31, 2013, Downstream’s decommissioning liabilities were $16.7 million (December 31, 2012 – $16.2 million) relating to the reclamation and abandonment of these assets with an expected abandonment date of 2069. Please see “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

Impairment of Property, Plant and Equipment
During the fourth quarter of 2013, Harvest recorded an impairment of $458.9 million (2012 – $535.5 million) on its refinery CGU relating to the PP&E to reflect the excess of the carrying value over the assessed recoverable amount. The recoverable amount was based on the CGU’s VIU, estimated using the net present value of future cash flows and using a pre-tax discount rate of 16% (2012 – 16%). See note 9 of the December 31, 2013 consolidated financial statements for further discussion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management
The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2013:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
36,750 GJ/day	AECO swap	Jan – Dec 2014	$3.71/GJ	$ 0.2

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
30 MWh	AESO power swap	Jan – Dec 2014	$55.29/MWh	$ (0.5)

The following is a summary of Harvest’s realized and unrealized (gains) losses on risk management contracts:

	Three Months Ended December 31
			2013				2012
Realized (gains) losses recognized in:	Power	Crude Oil	Currency	Natural Gas	Total	Crude Oil	Currency	Total
Revenues	–	(9.7)	–	(0.8)	(10.5)	(8.3)	–	(8.3)
Risk management (gains) losses	0.2	(0.9)	0.1	–	(0.6)	(2.8)	0.2	(2.6)

Unrealized (gains) losses recognized in:
OCI, before tax	–	(5.8)	–	0.8	(5.0)	(1.5)	–	(1.5)
Risk management (gains) losses	0.8	0.8	–	–	1.6	0.1	–	0.1

	Year Ended December 31
			2013				2012
Realized (gains) losses recognized in:	Power	Crude Oil	Currency	Natural Gas	Total	Crude Oil	Currency	Total
Revenues	–	3.3	–	(7.2)	(3.9)	(29.6)	–	(29.6)
Risk management (gains) losses	(3.1)	(0.4)	(1.4)	–	(4.9)	(2.1)	0.5	(1.6)

Unrealized (gains) losses recognized in:
OCI, before tax	–	3.3	–	(5.7)	(2.4)	(12.2)	–	(12.2)
Risk management (gains) losses	0.5	–	–	–	0.5	1.1	–	1.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing Costs

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
Credit facility	6.3	4.8	20.3	17.2
Convertible debentures	–	10.8	14.9	47.7
67/8% senior notes	9.6	9.0	37.4	36.2
21//8% senior notes(1)	4.8	–	11.7	–
Related party loans	2.1	1.9	8.1	2.9
Amortization of deferred finance charges and other	0.8	0.2	2.9	(0.1)
Interest and other financing charges	23.6	26.7	95.3	103.9
Accretion of decommissioning and environmental	5.6	5.2	22.3	20.7
remediation liabilities
Gain on redemption of convertible debentures	–	–	(3.6)	(0.1)
Less: capitalized interest	(8.7)	(3.3)	(19.8)	(13.5)
	20.5	28.6	94.2	111.0

(1) Includes guarantee fee to KNOC. See note 12 c) of the December 31, 2013 annual consolidated financial statements.

Finance costs on Harvest’s credit facility increased by $1.5 million and $3.1 million for the fourth quarter and year ended December 31, 2013 mainly due to the higher average amount of loan principal outstanding during the periods as compared to the same periods in 2012. The effective interest rates for interest charges on the credit facility for the fourth quarter and year ended December 31, 2013 were 3.3% and 3.0%, respectively (2012 – 3.0% for both periods).

Interest expense on the convertible debentures for the fourth quarter and year ended December 31, 2013 decreased by $10.8 million and $32.8 million, respectively, as compared to the same periods in 2012. The decreases result from two series of convertible debentures being early redeemed in April and one series of convertible debentures being redeemed in June of 2013. A $3.6 million gain was recognized on the early redemptions of the convertible debentures in the second quarter of 2013.

In May 2013, Harvest issued US$630 million 21//8% senior notes resulting in an interest expense and other financing costs of $4.8 million for the fourth quarter and $11.7 million for the year ended December 31, 2013.

Interest expense on the ANKOR related party loan was $2.1 million and $8.1 million for the fourth quarter and year ended December 31, 2013, respectively (2012 – $1.9 million and $2.9 million, respectively). The $8.1 million reflected a full year of interest expense. See the “Related Party Transactions” section of this MD&A for discussion of the related party loan.

During the fourth quarter and year ended December 31, 2013, interest expense of $8.7 million and $19.8 million, respectively, was capitalized to BlackGold (2012 - $3.3 million and $13.5 million to BlackGold and Downstream’s debottlenecking project). The changes in capitalized interest for the current year were due to increased capital expenditures for the BlackGold project, partially offset by the lack of qualifying Downstream capital expenditures and a lower weighted average interest rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Exchange
Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 67/8% and 21//8% senior notes, the ANKOR related party loan and on any U.S. dollar denominated monetary assets or liabilities. Upon the issuance of the US$630 million 21//8% senior notes during the second quarter of 2013, Harvest has increased its sensitivity to fluctuations in the US/Canadian exchange rate. At December 31, 2013, the Canadian dollar had weakened compared to the US dollar as at September 30, 2013 resulting in an unrealized foreign exchange loss of $24.0 million (2012 -$3.8 million) for the fourth quarter of 2013. The Canadian dollar weakened at December 31, 2013 as compared to December 31, 2012 resulting in an unrealized foreign exchange loss of $40.8 million (2012 -$1.2 million gain) for the year ended December 31, 2013. Harvest recognized a realized foreign exchange loss of $1.2 million (2012 - $1.0 million gain) and a $3.4 million loss (2012 – $0.1 million gain) for the fourth quarter and year ended December 31, 2013, respectively, as a result of the settlement of U.S. dollar denominated transactions.

The cumulative translation adjustment recognized in other comprehensive income represents the translation of the Downstream operations’ U.S. dollar functional currency financial statements to Canadian dollars. During the fourth quarter of 2013, Downstream operations incurred a net cumulative translation gain of $0.8 million (2012 – gain of $8.5 million) and for the year ended December 31, 2013 recognized a gain of $7.9 million (2012 – loss of $17.7 million) as a result of the changes in the Canadian dollar relative to the U.S. dollar at December 31, 2013 compared to both September 30, 2013 and December 31, 2012. As Downstream operations’ functional currency is denominated in U.S. dollars, the strengthening (weakening) of the U.S. dollar would result in gains (losses) from decommissioning liabilities, pension obligations, accounts payable and other balances that are denominated in Canadian dollars, which partially offset the unrealized losses (gains) recognized on the senior notes, ANKOR loan and Upstream U.S. dollar denominated monetary items.

Deferred Income Taxes
For the three months and year ending December 31, 2013, Harvest recorded a deferred income tax recovery of $32.0 million (2012 –$24.7 million) and a recovery of $64.2 million (2012 – $81.6 million), respectively. Harvest’s deferred income tax asset (liability) will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets as well as legislative tax rate changes. Currently, the principal sources of temporary differences relate to the Company’s property, plant and equipment, decommissioning liabilities and the unclaimed tax pools.

Related Party Transactions
The following provides a summary of the related party transactions between Harvest and KNOC for the three months and year ended December 31, 2013:

Related Party Loans

  On December 30, 2013, Harvest entered into a five year subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As of December 31, 2013, Harvest has drawn $80 million from the $200 million available under the loan agreement (December 31, 2012 - $nil). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the prevailing market interest rate of 7% for loans with similar terms. The difference between the fair value and the loan amount of $4.3 million was recognized in contributed surplus. For the year ended December 31, 2013, interest expense of $nil was recorded (2012 - $nil). On February 28, 2014, Harvest borrowed an additional $80.0 million under the subordinated loan agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS
  On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance outstanding and accrued interest is revalued using the exchange rate at the end of each reporting period. At December 31, 2013, Harvest’s related party loan from ANKOR included $180.8 million (December 31, 2012 - $169.1 million) of principal and $3.0 million (December 31, 2012 - $3.0 million) of accrued interest. Interest expense was $8.1 million for the year ended December 31, 2013 (2012 - $3.0 million; 2011 - $nil).
Other Related Party Transactions
	Transactions				Balance Outstanding
	Three Months Ended December 31		Year Ended December 31		Accounts Receivable as at December 31		Accounts Payable as at December 31
	2013	2012	2013	2012	2013	2012	2013	2012
Revenues
KNOC(1)(2)	–	–	4.1	0.1	–	–	–	–
Other KNOC Subsidiaries(2)	0.2	0.3	0.8	0.8	–	0.1	–	–

Operating Expenses
Other KNOC Subsidiaries(3)	0.2	0.1	0.5	0.4	–	–	–	0.3

G&A Expenses
KNOC(4)	(1.2)	(4.1)	(3.5)	(5.6)	–	1.6	0.5	–

Finance Costs
KNOC(5)	1.1	–	2.8	–	–	–	0.5	–

(1)	Global Technology and Research Centre (“GTRC) is used as a training and research facility for KNOC. In 2013, the amount is related to a geological study performed by GTRC on behalf of KNOC.
(2)

KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. KNOC Trading bills KNOC, Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of KNOC, ANKOR and Dana. Both ANKOR and Dana are wholly owned subsidiaries of KNOC.

(3)	Billing from Ankor for office rent and salaries and benefits related to KNOC Trading.
(4)	Reimbursement from KNOC for general and administrative expenses incurred by GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.
(5)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 21//8% senior notes and the senior unsecured credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC.

  On February 28, 2014 KNOC purchased 100% of the shares of KNOC Trading Corporation for US$0.4 million.

The Company identifies its related party transactions by: making inquiries of management and the Board of Directors; reviewing KNOC’s subsidiaries and associates; and performing a comprehensive search of transactions recorded in the accounting system. Material related party transactions require the Board of Directors’ approval.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL RESOURCES
The following table summarizes Harvest’s capital structure and provides the key financial ratios defined in the credit facility agreement.

	December 31, 2013	December 31, 2012
Debts
Credit facility(1)	788.5	494.2
67/8% senior notes (US$500 million)(2)	531.8	497.5
21//8% senior notes (US$630 million)(2)	670.1	–
Related party loans (US$170 million and CAD$80 million)(2)	260.8	169.1
Convertible debentures, at principal amount	–	627.2
	2,251.2	1,788.0
Shareholder’s Equity
386,078,649 common shares issued(3)	1,939.2	2,691.9
	4,190.4	4,479.9
Financial Ratios(4) (5)
Senior debt to annualized EBITDA	2.41	1.10
Annualized EBITDA to annualized interest expense	3.62	n/a
Senior debt to total capitalization	22%	14%
Total debt to total capitalization	54%	41%

(1)	The credit facility net of deferred financing costs is $785.2 million (2012 - $491.3 million).
(2)	Face value converted at the period end exchange rate.
(3)	As at March 6, 2014, the number of common shares issued is 386,078,649.
(4)	Calculated based on Harvest’s credit facility covenant requirements (see note 12 of the December 31, 2013 annual consolidated financial statements).
(5)	The financial ratios and their components are non-GAAP measures; please refer to the “Non-GAAP Measures” section of this MD&A.

Effective April 1, 2013, the financial covenants for the credit facility agreement were amended to remove the total debt to annualized EBITDA ratio and to add an interest coverage ratio (annualized EBITDA to annualized interest expense). The interest coverage ratio cannot be less than 2.50:1.

LIQUIDITY
The Company’s liquidity needs are met through the following sources: cash generated from operations, proceeds from asset dispositions, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC. Harvest’s primary uses of funds are operating expenses, capital expenditures, and interest and principal repayments on debt instruments.

Cash flow from operating activities for the three and twelve months ended December 31, 2013 were $6.1 million and $200.6 million, respectively (2012 - $133.0million and $442.8 million, respectively).

Cash contribution from Harvest’s Upstream operations was $119.5 million for the fourth quarter of 2013, a $40.9 million decrease from the same period in 2012 mainly due to lower sales volumes and operating netback per boe. For the year ended December 31, 2013, cash contribution from Upstream operations was $518.2 million, a $63.7 million decrease from the same period in 2012 mainly driven by lower sales volumes, partially offset by higher operating netback per boe. Cash deficiency from Harvest’s Downstream operations was $32.3 million (2012 - $3.0 million) and $152.4 million (2012 - $41.7 million) for the fourth quarter and twelve months ended December 31, 2013, respectively. The increases in Downstream’s cash deficiency were mainly due to lower average refining gross margins per bbl and poorer yield mix, partially offset by decreases in throughput volumes as compared to the prior year periods. See the “Cash Contribution (Deficiency) from Operations” section of this MD&A for further detail.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s net borrowing from the credit facility was $124.8 million during the fourth quarter of 2013 (2012 -$80.2 million net repayment). For the twelve months ending December 31, 2013, Harvest had $293.8 million of net borrowings under the credit facility (2012 - $135.1 million).

Harvest funded $249.7 million and $758.1 million of capital expenditures for the three and twelve months ending December 31, 2013, respectively, (2012 – $152.7 million and $661.2 million respectively) with cash generated from operating activities, property dispositions and borrowings under the credit facility.

Harvest had a working capital deficiency of $75.4 million as at December 31, 2013, as compared to a $441.9 million deficiency at December 31, 2012. The change in the working capital position in 2013 was primarily related to the redemption of the 7.25% Debentures Due 2013 which had been classified as $331.8 million current liabilities as at December 31, 2012. Harvest’s working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from the credit facility, as required.

The following liquidity-related events occurred in 2013:

  Effective March 14, 2013, Harvest entered into a senior unsecured credit facility. Draws under the senior unsecured credit facility were made for an aggregate amount of US$390 million and were used to fund the early redemptions of Harvest’s 7.25% Debentures Due 2014 on April 2, 2013 and its 7.25% Debentures Due 2013 on April 15, 2013. The facility was fully repaid and cancelled during the second quarter.

  Harvest extended the credit facility maturity date by one year to April 30, 2017.

  On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 for net proceeds of US$626.1 million. The notes bear a coupon rate of 21//8%, with interest paid semi-annually on May 14 and November 14 of each year. The notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. Harvest used the proceeds from the senior unsecured notes towards the full repayment of the draws under the senior unsecured credit facility and on June 13, 2013 early redeemed, at par, the 7.50% Debentures Due 2015.

  On October 18, 2013, the borrowing capacity of the credit facility was increased from $800 million to $1.0 billion.

  On December 30, 2013 Harvest entered into a five year $200 million subordinated loan agreement with KNOC and borrowed $80 million thereunder. On February 28, 2014, Harvest borrowed an additional $80.0 million under the subordinated loan agreement. See “Related Party Transactions” for more detail.

MANAGEMENT’S DISCUSSION AND ANALYSIS
  With the full redemption of its convertible debentures during 2013, issuance of the 21//8% senior notes and both the extension and increased capacity of the credit facility, Harvest successfully improved its short-term liquidity and lowered future interest expenses.

Harvest ensures its liquidity through the management of its capital structure, seeking to balance the amount of debt and equity used to fund investment in each of our operating segments. Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility (see note 12a of the December 31, 2013 annual consolidated financial statements). The Company continually monitors its credit facility covenants and actively takes steps, such as reducing borrowings, increasing capitalization, amending or renegotiating covenants as and when required, to ensure compliance. Harvest was in compliance with all debt covenants at December 31, 2013 and the prior period.

If Harvest had fully drawn down the $200 million available under the KNOC subordinated loan agreement and applied the proceeds against its borrowings under the credit facility, the “total debt to total capitalization” covenant ratio would have decreased to 51% as at December 31, 2013. Harvest had $211.5 million and 120.0 million of borrowing room under the credit facility and KNOC subordinated loan agreement, respectively as at December 31, 2013; Harvest expects to meet its future cash requirements and financial obligations with cash from operations and these undrawn borrowings.

Contractual Obligations and Commitments
Harvest has recurring and ongoing contractual obligations and estimated commitments entered into in the normal course of operations. As at the end of December 31, 2013, Harvest has the following significant contractual obligations and estimated commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	12.3	–	2,243.3	–	2,255.6
Debt interest payments(1) (2)	76.8	153.3	121.6	–	351.7
Purchase commitments(3)	75.5	20.0	70.0	–	165.5
Operating leases	11.8	8.6	6.2	2.8	29.4
Firm processing commitments	9.0	32.2	27.0	97.7	165.9
Firm transportation agreements	9.6	38.8	49.9	92.2	190.5
Feedstock and other purchase commitments(4)	927.8	–	–	–	927.8
Employee benefits(5)	2.6	5.2	1.2	3.8	12.8
Decommissioning and environmental liabilities(6)	35.6	60.7	42.9	1,485.7	1,624.9
Total	1,161.0	318.8	2,562.1	1,682.2	5,724.1
(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at December 31, 2013 will be applicable to future interest payments.
(3)	Relates to drilling commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(4)

Includes commitments to purchase refinery crude stock and refined products for resale under the supply and offtake agreement with Macquarie Energy Canada Ltd. (“Macquarie”). The amount will be net settled against any product sales to Macquarie as per the master netting arrangement.

(5)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(6)	Represents the undiscounted obligation by period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off Balance Sheet Arrangements
As at December 31, 2013, Harvest has no off balance sheet arrangements in place.

SUMMARY OF QUARTERLY RESULTS
The following table and discussion highlights the fourth quarter of 2013 results relative to the preceding 7 quarters:

	2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL
Revenues	1,307.3	1,299.9	1,399.3	1,358.2	1,546.0	1,275.1	1,533.8	1,426.1
Net loss	(517.8)	(79.5)	(89.2)	(95.4)	(536.7)	(38.5)	(73.5)	(72.3)

Cash from operating activities	6.1	50.6	77.3	66.6	133.0	153.9	70.8	85.1
Total financial debt(1) , non-current	2,232.6	1,989.0	1,920.6	1,511.2	1,450.0	1,519.4	1,770.7	1,652.4
Total assets	5,289.9	5,626.1	5,606.6	5,672.1	5,654.6	6,162.9	6,277.5	6,322.3

OPERATIONS
Upstream
Daily sales volumes (boe/d)	49,154	51,783	53,461	55,571	58,228	57,686	60,874	60,550
Realized price prior to hedges ($/boe)	54.01	60.62	58.22	53.43	52.82	51.86	51.42	58.07
Downstream
Average daily throughput (bbl/d)	92,339	93,798	106,245	100,074	114,065	84,889	114,552	100,000
Average refining gross margin (loss) (US$/bbl)	2.50	(1.43)	0.74	2.51	6.43	6.03	2.71	4.58

(1) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

The quarterly revenues and cash from operating activities are mainly impacted by the Upstream sales volumes, realized prices and operating expenses and Downstream throughput volumes, cost of feedstock and refined product prices. Significant items that impacted Harvest’s quarterly revenues include:

  Revenues were highest in the fourth and second quarters of 2012, as a result of the refinery operating at near capacity during those periods.
  The decline in Upstream’s sales volumes since 2012 were mainly due to natural declines, asset dispositions and a reduced capital program since 2012.
  Downstream’s average daily throughput was lower in the third quarter of 2012 as compared to the other reported quarters due to a two-week partial outage of some process units and a three-week unplanned shutdown of all process units while repairs were completed to the SRU. The average daily throughput was lower in the third quarter of 2013 due to repairs on the SRU reactor and lower in the fourth quarter of 2013 due to repairs and maintenance of the isomax and crude units.
  Downstream’s refining gross margin/bbl was highest in the fourth quarter of 2012, reflecting the higher global refining crack spreads during these periods. However the weaker margins experienced in the following quarters reflect poorer yield and the decrease in the sour-crude differential from the

MANAGEMENT’S DISCUSSION AND ANALYSIS

Brent benchmark price for crude oil. The refining gross margin was negatively impacted by increased RINs costs since the second quarter of 2013.

Net loss reflects both cash and non-cash items. Changes in non-cash items including deferred income tax, DD&A expense, accretion of decommissioning and environmental remediation liabilities, impairment of long-lived assets, unrealized foreign exchange gains and losses, and unrealized gains and losses on risk management contracts impact net loss from period to period. For these reasons, the net loss may not necessarily reflect the same trends as revenues or cash from operating activities, nor is it expected to. Net losses in the fourth quarters of 2013 and 2012 were mainly due to the $458.9 million and $535.5 million impairments, respectively, of Downstream PP&E. Total assets also decreased significantly in the fourth quarters of 2013 and 2012 as a result.

Cash from operating activities is lowest in the fourth quarter of 2013. This is mainly due to a $55 million change in non-cash working capital as compared to the third quarter of 2013, as Harvest significantly reduced its accounts payable balance.

The increase in long-term financial debt in the second quarter of 2013 was a result of the issuance of the US$630 million 21//8% senior notes due 2018 which were used to early redeem Harvest’s convertible debentures, a portion of which had been classified as short-term debt. The $243.6 million increase in long-term financial debt in fourth quarter of 2013 as compared to the third quarter of 2013 was mainly a result of $125 million of further draws on our credit facility, receiving $80 million under the KNOC subordinated loan agreement and the $44 million impact of the weakening Canadian dollar on our U.S. dollar denominated debt.

SELECTED ANNUAL INFORMATION

	Year Ended December 31
	2013	2012	2011
FINANCIAL
Revenues(1)	5,364.7	5,781.0	4,393.7
Cash from operating activities	200.6	442.8	560.5
Net loss	(781.9)	(721.0)	(105.4)
Total financial liabilities, non-current	2,301.8	1,454.7	1,593.3
Total assets	5,289.9	5,654.6	6,284.4

(1) Revenues are net of royalties and the effective portion of Harvest’s realized crude oil hedges.

2014 OUTLOOK
The following guidance is provided as general information for stakeholders regarding management’s expectations for 2014 for the Upstream, BlackGold and Downstream business segments. The guidance information provided is consistent with Harvest’s most recent budget information. Readers are cautioned that the guidance information provided within this Outlook may not be appropriate for other purposes and the actual results may differ materially from those anticipated.

Harvest’s capital expenditure budget for 2014 is $620 million, comprised of $350 million for Upstream oil & gas operations, $131 million the BlackGold oil sands project, and $139 million for the Downstream refining and marketing business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Upstream
Production volume is targeted at approximately 48,800 boe/d reflecting natural declines and assets dispositions during 2013 and our 2014 operating costs are expected to average $17.80/boe.

Harvest has not budgeted for asset acquisitions or dispositions. The Company has identified non-core properties for disposition representing approximately 2,400 boe/d of production. Proceeds from dispositions would be used to manage Harvest’s liquidity, fund development of core assets and for the acquisition of strategic assets.

BlackGold
Due to extreme winter conditions the project scaled back construction activities during the first quarter of 2014. Harvest anticipates resuming full construction activities in the second quarter of 2014 and has revised the project schedule accordingly.

Harvest anticipates construction completion of the 10,000 bbl/d Phase 1 CPF in the second half of 2014 with first steam expected in the fourth quarter of 2014.

Downstream
A turnaround is scheduled for the second half of 2014 and will utilize approximately 60% of the capital budget with the remainder allocated to sustaining and reliability improvement projects.

For the full year 2014, throughput is anticipated to average approximately 92,500 bbl/d, with operating costs and purchased energy costs aggregating to approximately $8.00/bbl.

Harvest continues to evaluate various business opportunities pertaining to the Downstream business including, but not limited to introduction of joint venture partners, disposition in whole or in part as well as multiple economic scenarios for future operations. An outcome or recommendation arising out of this review has not been determined to date.

CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

(a)             Joint arrangements

Judgment is required to determine when Harvest has joint control over an arrangement, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Harvest has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as approval of the capital expenditure program. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Refer to note 4 of the December 31, 2013 consolidated financial statements for more details.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(b)             Reserves

The provision for depletion and depreciation of Upstream assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Provision for Upstream and BlackGold’s decommissioning liability may change as changes in reserve lives affect the timing of decommissioning activities. The recognition and carrying value of deferred income tax assets relating to Upstream and BlackGold may change as reserve estimates impact Harvest’s estimates of the likely recoverability of such assets. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and PP&E.

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;
•	future production rates based on historical performance and expected future operating and investment activities;
•	future commodity prices and quality differentials;
•	discount rates; and
•	future development costs.

On an annual basis, the Company engages qualified, independent reserves evaluators to evaluate Harvest’s reserves data.

(c)             Impairment of long-lived assets

Long-lived assets (goodwill, PP&E and E&E assets) are aggregated into CGUs based on their ability to generate largely independent cash inflows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs.

PP&E is tested for impairment when indications of impairment exist. PP&E impairment indicators include declines in commodity prices, production, reserves and operating results, cost overruns and construction delays. E&E impairment indicators include expiration of the right to explore and cessation of exploration in specific areas, lack of potential for commercial viability and technical feasibility and when E&E costs are not expected to be recovered from successful development of an area. The determination of whether such indicators exist requires significant judgment.

The recoverable amounts of CGUs and individual assets are determined based on the higher of VIU calculations and estimated FVLCS. To determine the recoverable amounts, Harvest uses reserve estimates for both the Upstream and BlackGold operating segments and expected future cash flows for the Downstream operations. The estimates of reserves, future commodity prices, refining margins, forecast refinery utilization and yields, discount rates, operating expenses and sustaining capital expenditures require significant judgments. FVLCS is determined using significant judgments, see notes 5(i) and 9 of the December 31, 2013 consolidated financial statements for further discussion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(d)             Provisions

In the determination of provisions, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate amounts and timing of settlements, inflation factors, risk-free discount rates, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and in the case of decommissioning liabilities, PP&E.

(e)             Employee benefits

Harvest’s Downstream operations maintains a defined benefit pension plan and provides certain post-retirement health care benefits, which cover the majority of its Downstream employees and their surviving spouses. An independent actuary determines the costs of the Company’s employee future benefit programs using certain management assumptions and estimates such as, the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover and discount rates. The obligation and expense recorded related to Harvest’s employee future benefit plans could increase or decrease if there were to be a change in these estimates.

The Company also maintains a long-term incentive plan which is a performance-based program. As a result, the compensation costs accrued for the plan are subject to the estimation of what the ultimate payout will be and are subject to management’s judgment as to whether or not the performance criteria will be met.

(f)             Fair value of acquired assets and liabilities

Business acquisitions are accounted for using the acquisition method. Under this method, the consideration transferred is allocated to the assets acquired and the liabilities assumed based on the fair values at the time of the acquisition. In determining the fair value of the assets and liabilities, Harvest is often required to make assumptions and estimates, such as reserves, future commodity prices, fair value of undeveloped land, discount rates, decommissioning liabilities and possible outcome of any assumed contingencies. Changes in any of these assumptions would impact amounts assigned to assets and liabilities and goodwill in the consideration transferred allocation and as a result, future net income.

(g)             Risk management contracts

Derivative risk management contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. Changes in any of these assumptions would impact fair value of the risk management contracts and as a result, future net income and other comprehensive income. For risk management contracts designated as hedges, changes in the above mentioned assumptions may impact hedge effectiveness assessment and Harvest’s ability to continue applying hedge accounting.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(h)             Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(i)             Fair value measurements

Significant judgment is required to determine what assumptions market participants would use to price an asset or a liability, such as forward prices, foreign exchange rates and discount rates. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. To determine “highest and best use” requires further judgment. Changes in estimates and assumptions about these inputs could affect the reported fair value. Refer to note 16 of the December 31, 2013 consolidated financial statements for further discussion.

(j)             Contingencies

Contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Change in accounting estimate
Up to September 30, 2013, Harvest calculated depletion expense using a unit-of-production method where all unamortized PP&E costs were depleted based on proved developed oil and gas reserves.

As at October 1, 2013, a change in estimate was prospectively applied to the depletion calculation whereby costs related to developed oil and gas properties continue to be depleted based on proved developed reserves. Depletion of costs related to undeveloped oil and gas properties will start once such properties are developed. The costs relating to undeveloped oil and gas assets are transferred to the depletable pool as the underlying reserves are developed through drilling activities. The method of depleting oil and gas assets using the unit-of-production method over proved developed reserves remains unchanged.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s reserves profile has been trending towards a greater weighting of undeveloped reserves as a proportion of total reserves which triggered management to review the historical capital expenditures, reserves profile, and expected production profile of the Company. This change in estimate was made after the review and management concluded that the new estimation method would provide better matching of PP&E costs against the economic benefits from the periodic consumption of developed and undeveloped oil and gas assets of the Company.

If the new estimation method had been applied for the full year 2013, then the annual depreciation and depletion expense would be $83.4 million lower than if the previous estimation method remained applicable for the full year. Harvest expects a similar magnitude of decrease to the depletion and depreciation expense for 2014. Harvest could not determine the effect of the change in estimate for future periods beyond 2014 as the information will not be meaningful since reserves estimates, production profile and capital expenditures for future periods are subject to high level of uncertainty.

Changes in accounting policies
Effective January 1, 2013, Harvest has adopted the following new IFRS standards and amendments:

•

IAS 19, "Employee Benefits", changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The amendments to the standard include the requirement to recognize changes in the defined benefit obligation and in the fair value of the plan assets as they occur, thus eliminating the corridor approach that was previously permitted under the standard. All actuarial gains and losses must be recognized immediately through other comprehensive income and the net pension liability or asset must be recognized at the full amount of the plan deficit or surplus. An additional change to the standard is the elimination of the concept of expected return on plan assets that was previously recognized in net earnings and the introduction of the concept of net interest cost. The net interest cost is required to be recognized in net earnings and is calculated by applying the discount rate at the beginning of the reporting period to the net defined benefit liability or asset. As well under IAS 19R unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as quantitative sensitivity disclosures.

The transition to IAS 19R impacted Harvest's retained earnings and accumulated other comprehensive income as a result of the recognition of the net interest cost in profit or loss and the elimination of expected return on plan assets. The impacts as at December 31, 2012, January 1, 2012 and January 1, 2011, respectively, were an increase in the cumulative prior periods' pre-tax pension expense of $2.7 million, $1.6 million, and $0.7 million ($2.2 million, $1.3 million and $0.6 million after-tax, respectively) and a corresponding decrease in actuarial gains and losses recognized in accumulated other comprehensive income.

For the year ended December 31, 2012, operating expense increased by $1.1 million (2011 - increased by $0.9 million), as a result of increased pension expense and net actuarial losses on defined benefit plans recognized in other comprehensive income decreased by $1.1 million or $0.9 million after-tax (2011 - decreased by $0.9 million or $0.7 million after tax).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest has also reviewed the classification of its accrual for the long term incentive program and reclassified the portion that will not be paid within the next 12 months to the line item "long-term liability and other" on the balance sheet. The balance of $3.0 million as at December 31, 2012 and $1.9 million as at January 1, 2012 were reclassified to long-term liabilities.

The rest of the amendments within IAS 19R did not have any financial impact to Harvest.

•

IFRS 10, "Consolidated Financial Statements", replaces the consolidation requirements in SIC-12, "Consolidation - Special Purpose Entities" and a portion of IAS 27. IFRS 10 changes the definition of control under IFRS. The retrospective application of this standard does not have any impact on Harvest's financial statements.

•

IFRS 11, "Joint Arrangements", focuses on the rights and obligations of the joint arrangement, rather than its legal form and requires joint arrangements to be classified either as joint operations or joint ventures. The retrospective application of this standard does not have any impact on Harvest's financial statements as substantially all assets are held in joint operations.

•

IFRS 12, "Disclosure of Interest in Other Entities", is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structure entities and other off balance sheet interests. The retrospective application of this standard does not have any impact on Harvest's financial statements other than additional annual disclosures.

•

IFRS 13, "Fair Value Measurement", provides a single source of guidance for fair value measurement and enhances disclosure requirements for information regarding fair value measurements. The adoption of this standard does not have any impact on Harvest's financial statements, other than increasing the level of disclosures provided in note 16 of the December 31, 2013 consolidated financial statements.

•

The amendments to IFRS 7 "Financial Instruments: Disclosures" enhanced the disclosure requirements related to offsetting of financial assets and financial liabilities. The adoption of these amendments does not have any impact to Harvest's financial statements, other than increasing the level of annual disclosures provided in note 16 of the December 31, 2013 consolidated financial statements.

•

In May 2013, the IASB released an amendment to IAS 36, "Impairment of Assets". This amendment requires an entity to disclose the recoverable amount of a cash generating unit for which the entity has recognized or reversed an impairment loss during the reporting period. If the recoverable amount was determined using fair value less costs of disposal, detailed disclosure of how it has been measured will be required. The amendment requires retrospective application and is effective for annual periods beginning on or after January 1, 2014. As allowed by the standard, Harvest early adopted the amendment in the current period. Refer to note 9 of the December 31, 2013 consolidated financial statements for the amended disclosure.

RECENT ACCOUNTING PRONOUNCEMENTS

On June 27, 2013, the IASB issued amendments to IAS 39 "Financial Instruments: Recognition and Measurement" regarding hedge accounting and novation of derivatives. The amendment provides a relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified criteria. The amendments are effective for annual periods beginning on or after January 1, 2014. Harvest does not expect material impact to its consolidated financial statements from this amendment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 9 "Financial Instruments" is a three-phase project intended to replace IAS 39 "Financial Instruments: Recognition and Measurement". In November 2009, the IASB issued the first phase of IFRS 9, which addresses classification and measurement of financial assets. In October 2010, IFRS 9 was updated to include guidance on financial liabilities and derecognition of financial instruments. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

In November 2013, IFRS 9 was amended to include guidance on hedge accounting and allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity's own credit risk, from financial liabilities designated under the fair value option, in OCI. In addition, the previous mandatory effective date of January 1, 2015 was removed but the standard is still available for early adoption. As the standard is still under development by the IASB, the full impact of this standard on Harvest's consolidated financial statements will not be known until the project is complete. Harvest will continue to monitor the changes to this standard as they arise and will assess the impact accordingly.

In December 2011, the IASB issued amendments to IAS 32 "Financial Instruments: Presentation" to clarify the requirements for offsetting of financial assets and financial liabilities. The amendments to IAS 32 clarify that the right to offset must be available on the current date and cannot be contingent on a future event. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, requiring retrospective application. Harvest does not expect material impact to its consolidated financial statements from this amendment.

OPERATIONAL AND OTHER BUSINESS RISKS
Harvest’s Upstream, BlackGold and Downstream operations are conducted in the same business environment as most other operators in the respective businesses and the business risks are very similar. Harvest has a risk management committee that meets on a regular basis to assess and manage operational and business risks and has a corporate Environment, Health and Safety (“EH&S”) policy. The following summarizes the significant risks:

Risks Associated with Commodity Prices
Upstream

  Prices received for petroleum and natural gas have fluctuated widely in recent years. Natural gas prices have experienced significant declines since 2010. Crude oil differentials continue to be volatile. Decreases in commodity prices could reduce Harvest’s earnings and cash flow and have resulted in shut-in of certain natural gas properties. Low commodity prices and/or wide crude oil differentials may also result in asset impairment. Harvest manages commodity price risks by entering into various commodity price risk management contracts. Refer to the “Cash Flow Risk Management” section of this MD&A for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Downstream

  The market prices for crude oil feedstock and refined products have fluctuated significantly, the direction of the fluctuations may not match and the relative magnitude may be different resulting in volatile refining margins.

Risks Associated with Operations
Upstream

  The markets for petroleum and natural gas produced in western Canada are dependent upon available capacity to refine crude oil and process natural gas as well as pipeline or other methods to transport the products to consumers.
  Exploration and development activities may not yield anticipated production, and the associated cost outlay may not be recovered.
  Pipeline capacity and natural gas liquids fractionation capacity in Alberta has not kept pace with the drilling of liquid rich gas properties in some areas of the province which may limit production periodically.
  The production of petroleum and natural gas may involve a significant use of electrical power and since deregulation of the electric system in Alberta, electrical power prices in Alberta have been volatile. Increases in power prices reduce our cash flow and earnings. From time to time, Harvest may enter into electricity price swaps to manage our exposure to power price volatility.

Downstream

  Fluctuations in global demand and supply for crude oil and refined products could impact the refinery margins.
  Crude oil feedstock is delivered to the refinery via waterborne vessels which could experience delays due to weather, accidents, government regulations or third party actions.
  Downstream’s refinery is a single train, integrated, interdependent facility which could experience a major interruption caused by an accident or severe weather damage. These potential interruptions may reduce or eliminate our cash flow.
  The refinery utilizes a supply and offtake agreement (“SOA”) to facilitate the supply of crude feedstock to the refinery and the offtake of refined products. This agreement has termination rights and replacement arrangements may not be as favorable and may result in an increase in costs.
  There are risks and uncertainties affecting construction or planned maintenance schedules and costs, including the availability of materials, equipment, qualified personnel, impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects. Accordingly, actual costs can be materially different from estimates and could have a material adverse effect on our costs, results of operations and cash flows. In addition, maintenance activities may not improve operational performance or the outputs of related facilities and construction projects may not deliver anticipated results.
  Collective agreements with the employees and the United Steel Workers of America may not prevent a strike or work stoppage and future agreements may result in an increase in operating costs.
  The market prices for Renewable Identification Numbers (“RINs”) have increased significantly in 2013 in response to fears of a shortage of renewable fuels to meet future demand resulting in aggressive buying efforts by refiners. The Renewable Fuels Standard (“RFS”) was established in the US Energy Policy Act of 2005 (“EPA”) and significantly expanded in the Energy Independence and Security Act of 2007 (“EISA”). The EISA set mandated levels for various types of renewable fuels that are to be blended with US gasoline and diesel fuel with such levels scheduled to increase progressively each year from 2008 until 2022. The compliance obligation rests with the producers and importers of the fuels.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In order to ensure compliance with mandated levels of blending, the EPA established a tracking system called RINs. RINs are a complex mechanism and are issued at the point of biofuels production or import. When biofuels change ownership, the RINs are also transferred to the refiners, importers, and blenders of the fuel. These RINs are submitted to regulators to confirm blending requirements have been met. The EPA is responsible for overseeing and enforcing blending mandates and developing regulations for RINs.
The uncertainty surrounding the availability of sufficient renewable fuels to meet the increasing mandated levels during future years will continue to play havoc on the cost of RINs as supply and demand will dictate the price at any given time. The market should respond to these increased costs by reflecting higher New York Harbour market selling prices for gasoline and diesel fuel, however, the increase in market prices may not necessarily correspond to the same level of increase in the cost of RINs. The market response may not always be immediate and will normally trail the change in RINs cost. The RINs increase volatility to Downstream’s refining margins, which may negatively impact its operating results and cash flows.

Risks Associated with Reserve Estimates

  The reservoir and recovery information in reserve reports prepared by independent reserve evaluators are estimates and actual production and recovery rates may vary from the estimates and the variations may be significant.
  Prices paid for acquisitions are based in part on reserve report estimates and the assumptions made preparing the reserve reports are subject to change as well as geological and engineering uncertainty. The actual reserves acquired may be lower than expected, which could adversely impact our cash flow and earnings.

Risks Associated with the Oil Sands Project

  The BlackGold oil sands project is exposed to the risks associated with major construction projects. These risks include the possibility that the project will not be completed on budget, on time and/or will not achieve the design objectives. This would have a significant impact on the financial results of the project.
  When operational, the BlackGold oil sands project will be subject to similar operating risks described above in “Risks associated with operations – Upstream” such as: refinery and transportation constraints and the cost of Alberta Power.

Risks Associated with Environment, Health & Safety (“EH&S”)

  The operations of petroleum and natural gas properties involves a number of operating and natural hazards which may result in health and safety incidents, environmental damage and other unexpected and/or dangerous conditions.
  Decommissioning liabilities are calculated using estimated costs and timelines based upon current operational plans, technology and reclamation practices, and environmental regulations. These factors are subject to change and such changes may impact the actual timing and amount of Harvest’s decommissioning costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
  The operations of petroleum and natural gas properties as well as the refinery are subject to environmental regulation pursuant to local, provincial and federal legislation. Changes in these regulations could have a material adverse effect as regards to operating costs and capital costs. A breach of such legislation may result in the imposition of fines as well as higher operating standards that may increase costs.
  The production of aviation fuels in the Downstream operations subjects us to liability should contaminants in the fuel result in aircraft engines being damaged which could result in aircraft incidents.
  Downstream’s refining operations, which include the transportation and storage of a significant amount of crude oil and refined products, are adjacent to environmentally sensitive coastal waters, and are subject to hazards such as fires, explosions, spills and mechanical failures, any of which may result in personal injury, damage to Downstream’s property and/or the property of others along with significant other liabilities in connection with a discharge of materials. Harvest regularly performs stack sampling, soil, vegetation, and fresh and ocean water tests, and we have monitoring stations to record the air quality in three adjacent communities, as well as at the refinery perimeter.
  Harvest’s corporate EH&S program has a number of specific policies and practices to minimize the risk of safety hazards and environmental incidents. It also includes an emergency response program should an incident occur. If areas of higher risk are identified, Harvest will undertake to analyze and recommend changes to reduce the risk including replacement of specific infrastructure. In addition, our business units conduct emergency response training on a regular basis in all of our operating fields to ensure a high level of response capability when placed in a challenging situation. Harvest also performs safety and environmental audits of our operating facilities. In addition to the above, Harvest maintains business interruption insurance, commercial general liability insurance as well as specific environmental liability insurance, in amounts consistent with industry standards.
  Harvest carries industry standard property and liability insurance on its Upstream and Downstream operations. Losses associated with potential incidents described above could exceed insurance coverage limits.

Risks Associated with Liquidity

  Absent capital reinvestment or acquisition, Harvest’s reserves and production levels from petroleum and natural gas properties will decline over time as a result of natural declines. As a result, cash generated from operating these properties may decline.
  Fluctuations in interest rates and the U.S./Canada exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.
  Harvest is required to comply with covenants under the credit facility and the senior notes. In the event that the Company does not comply with the covenants, its access to capital may be restricted or repayment may be required.
  Although the Company monitors the credit worthiness of third parties it contracts with through a formal risk management policy, there can be no assurance that the Company will not experience a loss for nonperformance by any counterparty with whom it has a commercial relationship. Such events may result in material adverse consequences on the business of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS
  Downstream operations are relying on the creditworthiness of Macquarie, the counter party to our SOA, for the purchase of feedstock and should their creditworthiness deteriorate, crude oil suppliers may restrict the sale of crude oil to Macquarie.
  Harvest’s ability to make scheduled repayments or refinance its debt obligations will depend upon its financial and operating performance and continued support from KNOC, which in turn will partially depend upon prevailing industry and general economic conditions, KNOC’s financial performance, and KNOC’s support from the government of South Korea, which are beyond Harvest’s control. There can be no assurance that our operating performance, cash flow and capital resources will be sufficient to service and/or repay the Company’s debt in the future, in which case the Company may sell assets, enter into joint ventures with 3rd parties to support current and future capital projects, defer capital expenditures, and/or raise additional debt or equity from KNOC, to the extent available.

Harvest monitors its cash flow projections and covenants on a routine basis and will adjust its development plans accordingly in response to changes in commodity prices and cash flows.

General Business Risks

  The operation of petroleum and natural gas properties as well as the refinery requires physical access for people and equipment on a regular basis which could be affected by weather, accidents, government regulations or third party actions.
  Skilled labor is necessary to run operations (both those employed directly by Harvest and by our contractors) and there is a risk that we may have difficulty in sourcing skilled labor which could lead to increased operating and capital costs.
  The loss of a member of our senior management team and/or key technical operations employee could result in a disruption to either our Upstream or Downstream operations.
  Upstream’s crude oil sales, a large portion of Harvest’s long-term debt and refining margins are denominated in US dollars while the Company incurs operating and capital costs in Canadian dollars which results in a currency exchange exposure.
  The operations of Harvest, including the refinery, operate under permits issued by the federal and provincial governments and these permits must be renewed periodically. The federal and provincial governments may make operating requirements more stringent which may require additional spending.
  Income tax laws, other laws or government incentive programs relating to the oil and gas industry, may in the future be changed or interpreted in a manner that affects Harvest or its stakeholders.

CHANGES IN REGULATORY ENVIRONMENT
The oil and gas industry is subject to extensive regulations imposed by many levels of government in Canada. Harvest currently operates in Alberta, British Columbia, Saskatchewan, and Newfoundland, all of which have different legislations and royalty programs which may be amended from time to time. A change in the royalty programs or legislations may have adverse impacts on Harvest’s future earnings and cash flows. The following summarizes some of the changes to Harvest’s regulatory environment during 2013:

MANAGEMENT’S DISCUSSION AND ANALYSIS

Alberta
The Alberta Government revamped its regulatory framework developing a single regulatory body, the Alberta Energy Regulator (“AER”). This body will encompass responsibilities that were previously divided between Alberta Environment (“AENV”), Alberta Sustainable Resources Development (“SRD”) and the Energy Resources Conservation Board (“ERCB”). Final changes in the regulatory process will cause companies to apply for applications in one Department commonly referred to as the “Super Board” and is planned for June 1, 2014.

DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2013 as defined under the rules adopted by the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2013, the disclosure controls and procedures were effective to ensure that information required to be disclosed by Harvest in reports that it files or submits to Canadian and U.S. securities authorities was recorded, processed, summarized and reported within the time period specified in Canadian and U.S. securities laws and was accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s DC&P are designed to provide reasonable assurance that (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s CEO and CFO have evaluated, or caused to be evaluated under their supervision, the design and operation of the Company’s DC&P and ICFR as of December 31, 2013. The evaluation was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the evaluation, the CEO and CFO concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

There were no significant changes in internal controls over financial reporting for the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control systems are met.

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL GAAP MEASURE
Harvest uses “operating income (loss)”, an additional GAAP measure that is not defined under IFRS hereinafter also referred to as “GAAP”. The measure is commonly used for comparative purposes in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations. Harvest uses this measure to assess and compare the performance of its operating segments.

NON-GAAP MEASURES
Throughout this MD&A, the Company has referred to certain measures of financial performance that are not specifically defined under GAAP such as “operating netbacks”, “operating netback prior to/after hedging”, “gross margin (loss)”, “cash contribution (deficiency) from operations”, “total debt”, “total financial debt”, “total capitalization”, “Annualized EBITDA”, “senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization”, and “total debt to total capitalization”.

“Operating netbacks” are reported on a per boe basis and used extensively in the Canadian energy sector for comparative purposes. “Operating netbacks” include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on risk management contracts. “Gross margin (loss)” is commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Cash contribution (deficiency) from operations” is calculated as operating income (loss) adjusted for non-cash items. The measure demonstrates the ability of the each segment of Harvest to generate the cash from operations necessary to repay debt, make capital investments, and fund the settlement of decommissioning and environmental remediation liabilities. “Total debt”, “total financial debt”, “total capitalization”, and “Annualized EBITDA” are used to assist management in assessing liquidity and the Company’s ability to meet financial obligations. “Senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization” and “total debt to total capitalization” are terms defined in Harvest’s credit facility agreement for the purpose of calculation of financial covenants. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers. The determination of the non-GAAP measures have been illustrated throughout this MD&A, with reconciliations to IFRS measures and/or account balances, except for Annualized EBITDA and cash contribution (deficiency) which are shown below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Annualized EBITDA
The measure of Consolidated EBITDA (herein referred to as “Annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items. The following is a reconciliation of Annualized EBITDA to the nearest GAAP measure net loss:

	December 31, 2013	December 31, 2012
Net loss	(781.9)	(721.0)
DD&A	612.8	688.4
Finance costs	94.2	111.0
Income tax recovery	(64.2)	(81.6)
EBITDA	(139.1)	(3.2)
Unrealized losses on risk management contracts	0.5	1.1
Unrealized (gains) losses on foreign exchange	40.8	(1.2)
Unsuccessful exploration and evaluation costs	11.5	22.0
Impairment of PP&E	483.0	557.3
Gains on disposition of PP&E	(34.1)	(30.3)
Other non-cash items	(1.7)	(5.6)
Adjustments on acquisitions and dispositions(1)	(15.0)	(13.4)
Less earnings from non-restricted subsidiaries(1)	(0.4)	(0.8)
Annualized EBITDA(1)	345.5	525.9

(1)

Annualized EBITDA is on a consolidated basis for any period, the aggregate of the last four quarters of the earnings (calculated in accordance with GAAP) and accordingly is a twelve month rolling measure which, as well, is required to be adjusted to the net income impact from acquisitions or dispositions (with net proceeds over $20 million) as if the transaction had been effected at the beginning of the period and excludes earnings attributable to the BlackGold assets and non-restricted subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Contribution (Deficiency) from Operations
Cash contribution (deficiency) from operations represents operating income (loss) adjusted for non-cash expense items within: general and administrative, exploration and evaluation, depletion, depreciation and amortization, gains on disposition of PP&E, risk management contracts gains or losses, impairment on PP&E, and the inclusion of cash interest, realized foreign exchange gains or losses and other cash items not included in operating income (loss). The measure demonstrates the ability of the Upstream and Downstream segments of Harvest to generate cash from their operations and is calculated before changes in non-cash working capital. There are no operating activities to report for the BlackGold segment as it is under development. The most directly comparable additional GAAP measure is operating income (loss). Operating income (loss) as presented in the notes to Harvest’s consolidated financial statements is reconciled to cash contribution (deficiency) from operations below:

	Three Months Ended December 31
	Upstream		Downstream		Total
	2013	2012	2013	2012	2013	2012
Operating income (loss)	2.3	36.1	(506.4)	(566.0)	(504.1)	(529.9)
Adjustments:
Operating	0.3	0.4	(3.4)	(2.9)	(3.1)	(2.5)
General and administrative	0.6	3.4	–	–	0.6	3.4
Exploration and evaluation	0.7	0.1	–	–	0.7	0.1
Depletion, depreciation and amortization	113.4	145.3	18.6	30.4	132.0	175.7
Gains on disposition of PP&E	(23.5)	(25.0)	–	–	(23.5)	(25.0)
Unrealized losses on risk management contracts	1.6	0.1	–	–	1.6	0.1
Impairment on PP&E	24.1	–	458.9	535.5	483.0	535.5
Cash contribution (deficiency) from operations	119.5	160.4	(32.3)	(3.0)	87.2	157.4
Inclusion of items not attributable to segments:
Net cash interest paid					11.7	20.6
Realized foreign exchange losses (gains)					1.1	(1.0)
Consolidated cash contribution from operations					74.4	137.8

	Year Ended December 31
	Upstream		Downstream		Total
	2013	2012	2013	2012	2013	2012
Operating loss	(16.6)	(12.7)	(691.1)	(680.2)	(707.7)	(692.9)
Adjustments:
Operating	0.9	1.6	(2.8)	(5.9)	(1.9)	(4.3)
General and administrative	1.7	(1.1)	–	–	1.7	(1.1)
Exploration and evaluation	11.5	22.0	–	–	11.5	22.0
Depletion, depreciation and amortization	530.0	579.5	82.8	108.9	612.8	688.4
Gains on disposition of PP&E	(33.9)	(30.3)	(0.2)	–	(34.1)	(30.3)
Unrealized losses on risk management contracts	0.5	1.1	–	–	0.5	1.1
Impairment on PP&E	24.1	21.8	458.9	535.5	483.0	557.3
Cash contribution (deficiency) from operations	518.2	581.9	(152.4)	(41.7)	365.8	540.2
Inclusion of items not attributable to segments:
Net cash interest paid					72.9	87.9
Realized foreign exchange losses (gains)					3.4	(0.1)
Consolidated cash contribution from operations					289.5	452.4

FORWARD-LOOKING INFORMATION
This MD&A highlights significant business results and statistics from the consolidated financial statements for the three months and year ended December 31, 2013 and the accompanying notes thereto. In the interest of providing Harvest’s lenders and potential lenders with information regarding Harvest, including the Company’s assessment of future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties.

Such risks and uncertainties include, but are not limited to: risks associated with conventional petroleum and natural gas operations; risks associated with refining and marketing operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on the assessment of all information at that time. Please also refer to “Operational and Other Business Risks” in this MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this MD&A include, but are not limited to, the forward looking statements made in the “Outlook” section as well as statements made throughout with reference to the following items to future periods: production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, general and administrative costs, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves, potential timing and commerciality of Harvest’s capital projects, the extent and success rate of Upstream and BlackGold drilling programs, the ability to achieve the maximum capacity from the BlackGold central processing facilities, refinery utilization and reliability rates, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval of development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Harvest believes that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that the Company will conduct its operations and achieve results of operations as anticipated; that its development plans and sustaining maintenance programs will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of the Company’s reserve volumes; commodity price, operation level, and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund the Company’s capital and operating requirements as needed; and the extent of Harvest’s liabilities. Harvest believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which the forward-looking information is based might not occur. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION
Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.